As Filed with the Securities and Exchange Commission on March 21, 2000

                       Registration No. _________________

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUST
                            REGISTERED ON FORM N-8B-2

                      GE Capital Life Separate Account III
                              (Exact name of trust)

                        GE Capital Life Assurance Company
                               (Name of depositor)
                           125 Park Avenue, 6th Floor
                             New York, NY 10017-5529
          (Complete address of depositor's principal executive offices)

                 Name and complete address of agent for service:
                                Barry J. Grosman
                                    President
                  GE Capital Life Assurance Company of New York
                           125 Park Avenue, 6th Floor
                             New York, NY 10017-5529

                                    Copy to:
                            Stephen E. Roth, Esquire
                          Sutherland, Asbill & Brennan
                           1275 Pennsylvania Ave., NW
                           Washington, D.C. 20004-2415

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement

Securities Being Offered: Flexible Premium Variable Life Insurance Policies

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
                      GE Capital Life Separate Account III
                               Prospectus For The
     Flexible Premium Joint and Last Survivor Variable Life Insurance Policy
                            Policy Form NY 1253 12/99

                                   issued by:
                  GE Capital Life Assurance Company of New York
                           125 Park Avenue, 6th Floor
                          New York, New York 10017-5529
                            Telephone: (212) 672-4400

                         Variable Life Servicing Center:
                             6610 West Broad Street
                               Richmond, VA 23230
                            Telephone: (800) 313-5282
--------------------------------------------------------------------------------

This prospectus describes a flexible premium variable joint and last survivor life insurance policy offered by GE Capital Life Assurance Company of New York ("we," "us," "our," the "Company", or "GE Capital Life"). It is underwritten on an individual basis. The Policy provides life insurance protection, premium flexibility, and the ability to change Death Benefits.

The Policy provides insurance on the lives of two Insureds. We will pay Death Proceeds only on the death of the Last Insured. The amount of the Death Proceeds will depend in part on the Death Benefit Option the Owner ("you" or "your") selects. You can elect one of two Death Benefit Options under the Policy. Under Option A, the Death Benefit will equal the greater of (1) the Specified Amount plus the Policy's Account Value, or (2) the Account Value multiplied by the applicable corridor percentage. Under Option B, the Death Benefit will equal the greater of (1) the Specified Amount, or (2) the Account Value multiplied by the applicable corridor percentage. We guarantee that your Death Benefit will at least equal the Specified Amount so long as your Policy is in force.

You direct your premiums to the Investment Subdivisions of Separate Account III. Each Investment Subdivision invests in shares of the Funds. We list the Funds, and their currently available portfolios, below.

THE ALGER AMERICAN FUND:
     Alger American Growth Portfolio, Alger American Small Capitalization Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND (VIP):
     VIP Equity-Income Portfolio, VIP Growth Portfolio, VIP Overseas Portfolio,

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II (VIP II):
     VIP II Asset Manager Portfolio, VIP II Contrafund Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III (VIP III):
     VIP III Growth & Income Portfolio, VIP III Growth Opportunities Portfolio

FEDERATED INSURANCE SERIES:
     Federated American Leaders Fund II, Federated High Income Bond Fund II, Federated Utility Fund II,

GE INVESTMENTS FUNDS, INC.:
     Income Fund, International Equity Fund, Money Market Fund, Premier Growth Equity Fund, Real Estate Securities Fund, S&P 500 Index Fund, Total Return Fund, U.S. Equity Fund, Value Equity Fund

GOLDMAN SACHS VARIABLE INSURANCE TRUST (VIT):
     Goldman Sachs Growth and Income Fund, Goldman Sachs Mid Cap Equity Fund

JANUS ASPEN SERIES:
     Aggressive Growth Portfolio, Balanced Portfolio, Capital Appreciation Portfolio, Flexible Income Portfolio, Global Life Sciences Portfolio, Global Technology Portfolio, Growth Portfolio, International Growth Portfolio, Worldwide Growth Portfolio,

OPPENHEIMER VARIABLE ACCOUNT FUNDS:
     Oppenheimer Bond Fund/VA, Oppenheimer Aggressive Growth Fund/VA, Oppenheimer Capital Appreciation Fund/VA, Oppenheimer High Income Fund/VA, Oppenheimer Multiple Strategies Fund/VA

SALOMON BROTHERS VARIABLE SERIES FUND INC.:
     Salomon Investors Fund, Salomon Total Return Fund, Salomon Strategic Bond Fund

Your Policy provides for a Surrender Value. The amount of your Surrender Value will depend upon the investment performance of the portfolio(s) you select. You bear the investment risk of investing in Separate Account III.

You may cancel your Policy during the free-look period. Please note that replacing your existing insurance coverage with the Policy might not be to your advantage.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NEITHER THE U.S. GOVERNMENT NOR ANY GOVERNMENTAL AGENCY INSURES OR GUARANTEES YOUR INVESTMENT IN THE POLICY.

This Prospectus contains information about Separate Account III that you should know before investing. Please read this Prospectus carefully before investing and keep it for future reference.

         The date of this Prospectus is _______________ ______, 2000.

                                TABLE OF CONTENTS
                                                                                                                          Page
                                                                                                                          ----

DEFINITIONS.................................................................................................................1

POLICY SUMMARY..............................................................................................................4

PORTFOLIO ANNUAL EXPENSE TABLE..............................................................................................8
   Other Policies..........................................................................................................10

RISK SUMMARY...............................................................................................................11

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK..............................................................................13

SEPARATE ACCOUNT III.......................................................................................................13
   Changes to Separate Account III.........................................................................................14

THE PORTFOLIOS.............................................................................................................14
   Investment Subdivision..................................................................................................15
   Portfolio Shares........................................................................................................24

CHARGES AND DEDUCTIONS.....................................................................................................24
   Premium Charge..........................................................................................................25
   Mortality and Expense Risk Charge.......................................................................................25
   Monthly Deduction.......................................................................................................25
   Cost of Insurance.......................................................................................................26
   Surrender Charge........................................................................................................27
   Partial Surrender Processing Fee........................................................................................29
   Transfer Charge.........................................................................................................29
   Other Charges...........................................................................................................29
   Reduction Of Charges For Group Sales....................................................................................29

THE POLICY.................................................................................................................30
   Applying for a Policy...................................................................................................30
   Owner...................................................................................................................30
   Beneficiary.............................................................................................................30
   Changing the Owner or Beneficiary.......................................................................................31
   Canceling a Policy......................................................................................................31

PREMIUMS...................................................................................................................31
   General.................................................................................................................31
   Tax Free Exchanges (1035 Exchanges).....................................................................................32
   Certain Internal Exchanges..............................................................................................32
   Periodic Premium Plan...................................................................................................32
   Minimum Premium Payment.................................................................................................32
   Allocating Premiums.....................................................................................................32

HOW YOUR ACCOUNT VALUE VARIES...............................................33
   Account Value............................................................33
   Surrender Value..........................................................33
   Investment Subdivision Values............................................33
   Unit Values..............................................................33
   Net Investment Factor....................................................34

TRANSFERS...................................................................34
   General..................................................................34
   Dollar-Cost Averaging....................................................35
   Asset Allocation.........................................................36
   Portfolio Rebalancing....................................................36
   Transfers By Third Parties...............................................36

DEATH BENEFITS..............................................................37
   Amount Of Death Proceeds.................................................37
   Death Benefit Options....................................................37
   Changing the Death Benefit Option........................................38
   Changing the Specified Amount............................................39

SURRENDERS AND PARTIAL SURRENDERS...........................................40
   Surrenders...............................................................40
   Partial Surrenders.......................................................40
   Effect Of Partial Surrenders On Account Value And Death Proceeds.........40

LOANS.......................................................................41
   General..................................................................41
   Preferred Policy Debt....................................................41
   Interest Rate Charged....................................................42
   Repayment Of Policy Debt.................................................42
   Effect Of Policy Loans...................................................42

TERMINATION.................................................................43
   Premium To Prevent Termination...........................................43
   Your Policy Will Remain In Effect During The Grace Period................43
   Reinstatement............................................................43

PAYMENTS AND TELEPHONE TRANSACTIONS.........................................43
   Requesting Payments......................................................43
   Telephone Transactions...................................................44

TAX CONSIDERATIONS..........................................................44
   Federal Tax Matters......................................................44
   Introduction.............................................................44
   Tax Status Of The Policy.................................................45
   Tax Treatment of Policies -- General.....................................46
   Special Rules for Modified Endowment Contracts (MECs)....................47
   Income Tax Withholding...................................................48
   Tax Status of the Company................................................48

   Changes in the Law and Other Considerations............................49

OTHER POLICY INFORMATION..................................................49
   Optional Payment Plans.................................................49
   Dividends..............................................................50
   Incontestability.......................................................50
   Suicide Exclusion......................................................50
   Misstatement of Age or Gender..........................................51
   Written Notice.........................................................51
   Trustee................................................................51
   Other Changes..........................................................51
   Reports................................................................51
   Change Of Owner........................................................52
   Supplemental Benefits..................................................52
   Using the Policy as Collateral.........................................53
   Exchanges..............................................................53
   Reinsurance............................................................53
   Legal Proceedings......................................................53

ADDITIONAL INFORMATION....................................................53
   Sale Of The Policies...................................................53
   Legal Matters..........................................................54
   Actuarial Matters......................................................54
   Financial Statements...................................................54
   Executive Officers and Directors.......................................54
   Other Information......................................................56

HYPOTHETICAL ILLUSTRATIONS................................................56

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE.

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

         We have tried to make this Prospectus as understandable as possible. However, in explaining how the Policy works, we have had to use certain terms that have special meanings. We define these terms below.

ACCOUNT VALUE -- The total amount under the Policy. Account Value equals the amount in Separate Account III and in the General Account.

AGE -- The age of each Insured at his or her birthday nearest the Policy Date or a Policy Anniversary.

ATTAINED AGE -- For each Insured, an Insured's Age on the Policy Date plus the number of full years since the Policy Date.

BENEFICIARY -- The person or entity you designate to receive the Death Proceeds payable at the death of the Last Insured.

CONTINUATION AMOUNT -- A cumulative amount set forth on the Policy data pages for each month of the Continuation Period representing the minimum Net Total Premium required to keep the Policy in force during the Continuation Period.

CONTINUATION PERIOD -- The five Policy Years from the Policy Date during which the Policy will not lapse if the Net Total Premium is at least equal to the Continuation Amount for the number of Policy Months that the Policy has been in force.

DEATH BENEFIT -- The amount determined under the Death Benefit Option in effect as of the date of death of the Last Insured.

DEATH PROCEEDS -- The total amount payable to the Beneficiary upon the death of the Last Insured.

FUND -- Any open-end management investment company or unit investment trust in which Separate Account III invests.

GENERAL ACCOUNT -- The assets of GE Capital Life other than those allocated to Separate Account III or any of our other separate accounts.

HOME OFFICE -- Our offices at 125 Park Avenue, 6th Floor, New York, New York 10017-5529, (212) 672-4400.

INSURED(S) -- The person(s) whose lives are insured under the Policy.

INVESTMENT SUBDIVISION -- A subdivision of Separate Account III, the assets of which invest exclusively in a corresponding portfolio of a Fund. Not all Investment Subdivisions may be available in all states or markets.

LAST INSURED -- The last Insured to die.

MATURITY DATE -- The date your Policy terminates and we pay any Account Value less outstanding Policy Debt if any insured is living. This date is shown in your Policy and is the policy anniversary nearest the younger Insured's 100th birthday.

MONTHLY ANNIVERSARY DAY -- The same day in each month as your Policy Date.

NET PREMIUM -- The portion of each premium you allocate to one or more Investment Subdivisions. It is equal to the premium paid times the Net Premium Factor.

NET PREMIUM FACTOR -- The factor we use in determining the Net Premium which reflects a deduction from each premium paid.

NET TOTAL PREMIUM -- On any date, Net Total Premium equals the total of all premiums paid to that date less (a) divided by (b), where:

         (a) is any outstanding Policy Debt, plus the sum of any partial surrenders to date; and

         (b) is the Net Premium Factor.

OPTIONAL PAYMENT PLAN -- A plan under which any part of Death Proceeds, Surrender Value proceeds, or benefits at maturity can be used to provide a series of periodic payments to you or a Beneficiary.

OWNER -- The person (or persons) who owns (or own) the Policy. "You" or "your" refers to the Owner or Joint Owners. You may also name Contingent Owners.

PLANNED PERIODIC PREMIUM -- A level premium amount scheduled for payment at fixed intervals over a specified period of time.

POLICY -- The Policy with any attached application(s), any riders, and endorsements.

POLICY DATE -- The date as of which we issue the Policy and the date as of which the Policy becomes effective. We measure Policy Years and Anniversaries from the Policy Date. The Policy Date is shown on the Policy data pages. If the Policy Date would otherwise fall on the 29th, 30th, or 31st day of a month, the Policy Date will be the 28th.

POLICY DEBT -- The amount of outstanding loans plus accrued interest. We deduct Policy Debt from proceeds payable at the death of the Last Insured, or maturity, or at the time of surrender.

POLICY MONTH -- A one-month period beginning on a Monthly Anniversary Day and ending on the day immediately preceding the next Monthly Anniversary Day.

SEPARATE ACCOUNT III -- GE Capital Life Separate Account III, the segregated asset account of GE Capital Life Annuity to which you allocate Net Premiums.

SPECIFIED AMOUNT -- An amount we use in determining the insurance coverage.

SURRENDER VALUE -- The amount we pay you when you surrender the Policy. It is equal to Account Value minus any Policy Debt and minus any applicable surrender charge.

UNIT VALUE -- A unit of measure we use to calculate the Account Value for each Investment Subdivision.

VALUATION DAY -- For each Investment Subdivision, each day on which the New York Stock Exchange is open for regular trading except for days that the Investment Subdivision's corresponding portfolio does not value its shares.

VALUATION PERIOD -- The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and continues to the end of the next Valuation Day.

POLICY SUMMARY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                    PREMIUMS

o You select a premium payment plan. You are not required to pay premiums according to the plan, but may vary frequency and amount, within limits, and can skip planned premiums. SEE Periodic Premium Plan.

o Premium amounts depend on each Insured's Age, gender, rating class, the Specified Amount selected, and any supplemental benefit riders. SEE Premiums.

o   You may make unscheduled premium payments, within limits. SEE Premiums.

o Under certain circumstances, you may have to pay extra premiums to prevent termination. SEE Premium to Prevent Termination.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            DEDUCTIONS FROM PREMIUMS

o If the initial Specified Amount is $500,000 or more, we currently deduct a 3 1/2 % premium charge (5% maximum) from each premium before we place it in an Investment Subdivision. If the initial Specified Amount is at least $250,000 but less than $500,000, we currently deduct a 6 1/2% premium charge (8% maximum). We currently do not deduct the maximum premium charge but reserve the right to do so. We refer to the premium minus the premium charge as a Net Premium. We do not assess a premium charge against the policy loan portion of a premium received from the rollover of a life insurance policy. SEE Premium Charge.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                           ALLOCATION OF NET PREMIUMS

o You allocate your Net Premiums among up to seven of the Investment Subdivisions of Separate Account III at any given time. Until (1) the date we approve the application, (2) the date we receive all necessary forms (including any subsequent amendments to your application), and (3) the date we receive the entire initial premium, we will place any premiums you pay in a non-interest bearing account. After we issue your Policy, we will allocate your Net Premiums to the Investment Subdivisions you designate.
    SEE Allocating Premiums.

o The Investment Subdivisions invest in corresponding portfolios of the following Funds:
--------------------------------------------------------------------------------

-----------------------------------------------     ---------------------------------------------------
THE ALGER AMERICAN FUND                                   GOLDMAN SACHS VARIABLE INSURANCE TRUST
     Alger American Growth Portfolio                           Growth and Income Fund
     Alger American Small Capitalization                       Mid Cap Value Fund
FEDERATED INSURANCE SERIES                                JANUS ASPEN SERIES
     Federated American Leaders Fund II                        Aggressive Growth Portfolio
     Federated High Income Bond Fund II                        Balanced Portfolio
     Federated Utility Fund II                                 Capital Appreciation Portfolio
FIDELITY VARIABLE INSURANCE PRODUCTS FUND                      Flexible Income Portfolio
     VIP Equity-Income Portfolio                               Global Life Sciences Portfolio
     VIP Growth Portfolio                                      Global Technology Portfolio
     VIP Overseas Portfolio                                    Growth Portfolio
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II                   International Growth Portfolio
     VIP II Asset Manager Portfolio                            Worldwide Growth Portfolio
     VIP II Contrafund Portfolio                          OPPENHEIMER VARIABLE ACCOUNT FUNDS
FIDELITY VARIABLE INSURANCE PRODUCTS FUND III                  Oppenheimer Aggressive Growth Fund/VA
     VIP III Growth & Income Portfolio                         Oppenheimer Bond Fund/VA
     VIP III Growth Opportunities Portfolio                    Oppenheimer Capital Appreciation Fund/VA
GE INVESTMENTS FUNDS, INC.                                     Oppenheimer High Income Fund/VA
     Income Fund                                               Oppenheimer Multiple Strategies Fund/VA
     International Equity Fund                            SALOMON BROTHERS VARIABLE SERIES FUNDS INC.
     Money Market Fund                                         Investors Fund
     Premier Growth Equity Fund                                Strategic Bond Fund
     S&P Index                                                 Total Return Fund
     Real Estate Securities Fund
     Total Return
     U.S. Equity Fund                                     SEE Investment Subdivisions.
     Value Equity Fund
---------------------------------------------       ------------------------------------------------------

  Not all of these portfolios may be available in all states or in all markets.

--------------------------------------------------------------------------------
                             DEDUCTIONS FROM ASSETS

o Each Fund deducts management fees and other expenses from its assets. For the year ended December 31, 1999, the minimum total annual expenses (as a percentage of average net assets) was ____% and the minimum total annual expenses (as a percentage of average net assets) was ______%. See Portfolio Annual Expenses.

o We deduct a daily mortality and expense risk charge at a current effective annual rate of 0.70% (maximum effective annual rate of 0.70%) from assets in the Investment Subdivisions.

o We make a monthly deduction from your Account Value for (1) the cost of insurance, (2) a policy charge of $5, (3) for the first 10 Policy Years, an initial expense charge based on each Insured's issue Age of up to $.20 per $1,000 of initial Specified Amount, (4) for 10 Policy Years after the increase, an additional expense charge based on each Insured's issue Age of up to $.20 per $1,000 of any increase in Specified Amount, and (5) supplemental benefit charges. See Monthly Deduction.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 ACCOUNT VALUE

o Account Value equals the total amount in Separate Account III and the General Account.

o Account Value serves as the starting point for calculating certain values under a Policy, such as the Surrender Value and the Death Proceeds. Account Value varies from day to day to reflect investment experience of the Investment Subdivisions, charges deducted and other Policy transactions (such as Policy loans, transfers and partial surrenders). SEE How Your Account Value Varies.

o You can transfer Account Value among the Investment Subdivisions (subject to certain restrictions). A $10 transfer charge applies to each transfer made after the first transfer in a calendar month. SEE Transfers for rules and limits. Policy loans reduce the amount available for allocations and transfers.

o There is no minimum guaranteed Account Value. During the Continuation Period, the Policy will lapse if the Surrender Value is too low to cover the monthly deduction and the Net Total Premium is less than the Continuation Amount. After the Continuation Period, the Policy will lapse if the Surrender Value is too low to cover the monthly deduction. SEE Premium to Prevent Termination.
--------------------------------------------------------------------------------

----------------------------------------------------------      ----------------------------------------------------------
                    CASH BENEFITS                                                 DEATH BENEFITS
o    You may take a Policy loan for up to 90% of the               o    The minimum Specified Amount available is
     difference between Account Value and any surrender                 $250,000.
     charges, minus any Policy Debt.  SEE Loans.
                                                                   o    We will pay Death Proceeds only upon the death
o    You may partially surrender your Policy up to a                    of the Last Insured.
     maximum amount.  The minimum partial surrender
     amount is $500, and a processing fee equal to the             o    You may choose from two Death Benefit Options:
     lesser of $25 or 2% of the amount of the partial                   Option A (greater of Specified Amount plus
     surrender will apply to each partial surrender.  If                Account Value, or the applicable corridor
     you select Death Benefit Option B, you may only make               percentage multiplied by Account Value); or
     partial surrenders after the first Policy Year.  SEE               Option B (greater of Specified Amount, or the
     Partial Surrenders.                                                applicable corridor percentage multiplied by
                                                                        Account Value). We determine the Specified
o    You can surrender your Policy at any time before the               Amount and Account Value for this purpose as of
     death of the Last Insured for its Surrender Value                  the date of death of the Last Insured.  SEE
     (Account Value minus Policy Debt and minus any                     Death Benefits.
     applicable surrender charge).  A surrender charge
     will apply during the first 11 Policy Years, and for          o    Death Proceeds are payable as a lump sum or
     11 Policy Years after an increase in the Specified                 under a variety of options.
     Amount (except for increases in the Specified Amount
     that result from a change in Death Benefit Option).           o    You may change the Specified Amount and the
     The surrender charge will not exceed $50 per $1,000                Death Benefit Option.  SEE Changing the
     of Specified Amount.  SEE Surrenders and Surrender                 Specified Amount and Changing the Death Benefit
     Charge.                                                            Option for rules and limits.

o    You may choose from a variety of payment options.             o    During the Continuation Period, the Policy will
     SEE Requesting Payments.                                           remain in force regardless of the sufficiency
                                                                        of Surrender Value so long as the Net Total
                                                                        Premium is at least equal to the Continuation
                                                                        Amount.  SEE Premium to Prevent Termination.
----------------------------------------------------------      ----------------------------------------------------------

--------------------------------------------------------------------------------
PORTFOLIO ANNUAL EXPENSE TABLE
--------------------------------------------------------------------------------

This table describes the portfolio fees and expenses. These fees and expenses are shown as a percentage of net assets for the year ended December 31, 1999. The prospectus for each Fund contains more detail concerning a portfolio's fees and expenses.

PORTFOLIO ANNUAL EXPENSES

         Annual expenses of the portfolios of the Funds for the year ended December 31, 1999 (as a percentage of each portfolio's average net assets):

                                                             MANAGEMENT FEES          OTHER EXPENSES
                                                            (AFTER FEE WAIVER      (AFTER REIMBURSEMENT        TOTAL ANNUAL
                           PORTFOLIO                          AS APPLICABLE)          AS APPLICABLE)             EXPENSES
                           ---------                          --------------          --------------             --------
THE ALGER AMERICAN FUND
    Alger Small Cap                                                0.85%                   0.05%                   0.90%
    Alger Growth                                                   0.75                    0.04                    0.79
FEDERATED INSURANCE SERIES
    American Leaders II                                            0.75                    0.13                    0.88
    High Income Bond II                                            0.60                    0.19                    0.79
    Utility II                                                     0.75                    0.19                    0.94
FIDELITY VARIABLE INSURANCE PRODUCTS FUND*(1)
    Equity-Income Portfolio VIP                                    0.48                    0.09                    0.57
    Growth Portfolio VIP                                           0.58                    0.08                    0.66
    Overseas Portfolio VIP                                         0.73                    0.18                    0.91
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II*(2)
    Asset Manager Portfolio VIP II                                 0.53                    0.10                    0.63
    Contrafund Portfolio VIP II                                    0.58                    0.09                    0.67
FIDELITY VARIABLE INSURANCE PRODUCTS FUND III*(3)
    Growth & Income Portfolio VIP III                              0.48                    0.12                    0.60
    Growth Opportunities Portfolio VIP III                         0.58                    0.11                    0.69
GE INVESTMENTS FUNDS(4)
     Income Fund                                                   0.50                    0.07                    0.57
     International Equity Fund                                     1.00                    0.08                    1.08
     Money Market Fund                                             0.24                    0.06                    0.30
     Premier Growth Fund                                           0.65                    0.03                    0.68
     Real Estate Fund                                              0.85                    0.09                    0.94
     S&P 500 Index Fund                                            0.35                    0.04                    0.39
     Total Return Fund                                             0.50                    0.06                    0.56
     US Equity Fund                                                0.55                    0.06                    0.61
     Value Equity Fund                                             0.65                    0.06                    0.71
GOLDMAN SACHS VARIABLE INSURANCE TRUST(5)
     Growth & Income                                               0.75                    0.25                    1.00
      Mid Cap Value                                                0.80                    0.25                    1.05
JANUS ASPEN SERIES(6)
      Aggressive Growth Portfolio                                  0.65                    0.02                    0.67
      Capital Appreciation Portfolio                               0.65                    0.04                    0.69
      Equity Income Portfolio                                      0.62                    0.63                    1.25

                                                             MANAGEMENT FEES          OTHER EXPENSES
                                                            (AFTER FEE WAIVER      (AFTER REIMBURSEMENT        TOTAL ANNUAL
                           PORTFOLIO                          AS APPLICABLE)          AS APPLICABLE)             EXPENSES
                           ---------                          --------------          --------------             --------
      Flexible Income Portfolio                                    0.65                    0.07                    0.72
      Global Life Sciences Portfolio                               0.65                    0.19                    0.84
      Global Technology Portfolio                                  0.65                    0.13                    0.78
      Growth Portfolio                                             0.65                    0.02                    0.67
      High-Yield Portfolio                                         0.00                    1.00                    1.00
      International Growth Portfolio                               0.65                    0.11                    0.76
      Worldwide Growth Portfolio                                   0.65                    0.05                    0.70
OPPENHEIMER VARIABLE ACCOUNT FUNDS
      Aggressive Growth Fund/VA                                    0.66                    0.01                    0.67
      Bond Fund/VA                                                 0.72                    0.01                    0.73
      Capital Appreciation Fund/VA                                 0.68                    0.02                    0.70
      High Income Fund/VA                                          0.74                    0.01                    0.75
      Multiple Strategies Fund/VA                                  0.72                    0.01                    0.73
SALOMON BROTHERS VARIABLE TRUST SERIES FUND(7)
      Investors Fund                                               0.70                    0.28                    0.98
      Strategic Bond Fund                                          0.80                    0.20                    1.00
      Total Return Fund                                            0.75                    0.25                    1.00

   * The fees and expenses reported for the Variable Insurance Products Fund
     (VIP), Variable Insurance Products Fund II (VIP II) and Variable Insurance Products Fund III (VIP III) are prior to any fee waiver and/or reimbursement as applicable.

     (1) A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, certain funds, or FMR on behalf of certain funds, have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Absent these reductions and credits, the total annual expenses of the portfolios of the Variable Insurance Products Fund during 1999 would have been .56% for VIP Equity-Income Portfolio, .87% for VIP Overseas Portfolio and .65% for VIP Growth Portfolio.

     (2) A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, certain funds, or FMR on behalf of certain funds, have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Absent these reductions and credits, the total annual expenses of the portfolios of the Variable Insurance Products Fund II during 1999 would have been .62% for VIP II Asset Manager Portfolio and .65% for VIP II Contrafund Portfolio.

     (3) A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, certain funds, or FMR on behalf of certain funds, have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Absent these reductions and credits, the total annual expenses of the portfolios of the Variable Insurance Products Fund III during 1999 would have been .59% for VIP III Growth & Income Portfolio and .68% for VIP III Growth Opportunities Portfolio.

     (4) GE Investment Management Incorporated currently serves as investment adviser to GE Investments Funds, Inc. (formerly Life of Virginia Series Fund, Inc.) and has voluntarily agreed to waive a portion of the fee payable by the Fund. Absent this fee waiver, the total annual expenses of the GE Money Market Fund would have been .50%, GE Real Estate would have been .94%, GE Premier Growth would have been .72%.

     (5) Goldman Sachs Asset Management has voluntarily agreed to reduce or limit certain other expenses (excluding management fees, taxes, interest, brokerage fees, litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed 0.15% of each Fund's respective average daily net assets. The investment adviser may modify or discontinue any of the limitations set forth above in the future at its discretion. Absent reimbursements, the total annual expenses during 1999 would have been 1.22% for Growth and Income Fund and 1.22% for Mid Cap Value Fund.

     (6) Absent reimbursements, the total annual expenses of the portfolios of the Janus Aspen Series during 1999 would have been 4.92% for Janus Aspen High-Yield Portfolio and 1.28% for Janus Aspen Equity Income Portfolio.

     (7) Absent certain fee waivers or reimbursements, the total annual expenses of the portfolios of Salomon Brothers Variable Series Fund during 1999 would have been 1.15% for Investors Fund, 1.65% for Total Return Fund and 1.48% for Strategic Bond Fund.

The expense information regarding the Funds was provided by those Funds. We have not independently verified this information. We cannot guarantee that the reimbursements and fee waivers provided by certain of the Funds will continue.

OTHER POLICIES

         We may offer other variable life insurance policies which also invest in the same portfolios of the Funds. These policies may have different charges that could affect the value of the Investment Subdivisions and may offer different benefits more suitable to your needs. To obtain more information about these policies, contact your agent, or call (800) 313-5282.

RISK SUMMARY
================================================================================

------------------------------
INVESTMENT                    Your Account Value is subject to the risk that
RISK                          investment performance will be unfavorable and
                              that your Account Value will decrease. Because we
                              continue to deduct charges from Account Value, if
                              investment results are sufficiently unfavorable
                              and/or you stop making premium payments at or
                              above the minimum requirements, the Surrender
                              Value of your Policy may fall to zero. In that
                              case, the Policy will terminate without value and
                              insurance coverage will no longer be in effect,
                              unless you make an additional payment sufficient
                              to prevent a termination during the 61-day grace
                              period. However, your Policy will not lapse
                              during the Continuation Period, even if your
                              Surrender Value is too low to cover the monthly
                              deductions so long as the Net Total Premium is at
                              least equal to the Continuation Amount. On the
                              other hand, if investment experience is
                              sufficiently favorable and you have kept the
                              Policy in force for a substantial time, you may
                              be able to draw upon Account Value, through
                              partial surrenders and Policy loans.
------------------------------
------------------------------
RISK OF                       If the Surrender Value of your Policy is too low
TERMINATION                   to pay the Monthly Deduction when due (and,
                              during the Continuation Period, the Net Total
                              Premium is less than the Continuation Amount),
                              the Policy will be in default and a grace period
                              will begin. There is a risk that if withdrawals,
                              loans, and monthly deductions reduce your
                              Surrender Value to too low an amount and/or if
                              the investment experience of your selected
                              Investment Subdivisions is unfavorable, then your
                              Policy could lapse. In that case, you will have a
                              61-day grace period to make a sufficient payment.
                              If you do not make a sufficient payment before
                              the grace period ends, your Policy will terminate
                              without value, insurance coverage will no longer
                              be in effect, and you will receive no benefits.
                              After termination, you may reinstate your Policy
                              within three years subject to certain conditions.
------------------------------
------------------------------
TAX RISK                      We intend for the Policy to satisfy the
                              definition of a "life insurance contract" under
                              section 7702 of the Internal Revenue Code of
                              1986, as amended (the "Code"). In general,
                              earnings under the Policy will not be taxed until
                              a distribution is made from the Policy. In
                              addition, death benefits generally will be
                              excludable from income. In the case of a Policy
                              that is considered a "modified endowment
                              contract," special rules apply and a 10% penalty
                              tax may be imposed on distributions, including
                              loans. SEE Special Rules for Modified Endowment
                              Contracts. You should consult a qualified tax
                              advisor in all tax matters involving your Policy.
------------------------------

------------------------------
LIMITS ON PARTIAL             The Policy permits you to take partial
SURRENDERS                    surrenders. However, if you selected Option B,
                              you may only make partial surrenders after the first Policy Year.

                              The minimum partial surrender amount is $500, and we will assess a processing fee on the surrender. There is a limit on the maximum amount you may partially surrender.

                              Partial surrenders will reduce your Account
                              Value, Death Proceeds, and Specified Amount (if
                              you elected Death Benefit Option B). Federal
                              income taxes and a penalty tax may apply to
                              partial surrenders.
------------------------------
------------------------------
EFFECTS OF POLICY             A Policy loan, whether or not repaid, will affect
LOANS                         Account Value over time because we subtract the
                              amount of the loan from the Investment
                              Subdivisions as collateral. We then credit a fixed interest rate to the loan collateral. As a result, the loan collateral does not participate in the investment results of the Investment
                              Subdivisions. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Investment
                              Subdivisions, the effect could be favorable or unfavorable.

                              A Policy loan also reduces the Death Proceeds. A
                              Policy loan could make it more likely that a
                              Policy would terminate. There is a risk if the
                              loan reduces your Surrender Value to too low an
                              amount and investment experience is unfavorable,
                              that the Policy will lapse, resulting in adverse
                              tax consequences. You must submit a sufficient
                              payment during the grace period to avoid the
                              Policy's termination without value and the end of
                              insurance coverage.
------------------------------
------------------------------
COMPARISON WITH               The Policy is similar in many ways to universal
OTHER INSURANCE               life insurance. As with universal life insurance:
POLICIES
                               -> the Owner pays premiums for insurance coverage
                                  on the Insureds;
                               -> the Policy provides for the accumulation of
                                  Surrender Value that is payable if the Owner surrenders the Policy during the Insureds' lifetimes;
                               -> and the Surrender Value may be substantially
                                  lower than the premiums paid.

                               However, the Policy differs from universal life insurance in that it permits you to place your premium in the Investment Subdivisions. The amount and duration of life insurance protection and of the Policy's Account Value will vary with the investment performance of the Investment Subdivisions you select.

                               The Surrender Value of your Policy may decrease if the investment performance of the Investment Subdivisions to which you allocate Account Value is sufficiently adverse. If the Surrender Value becomes insufficient to cover charges when due and the Continuation Period is not in effect, the Policy will terminate without value after a grace period.
------------------------------

--------------------------------------------------------------------------------
                  GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK
--------------------------------------------------------------------------------
We are a stock life insurance that was incorporated in New York on February 23, 1988. We are ultimately a indirect subsidiary of General Electric Capital Corporation ("GE Capital"), a New York corporation that is a diversified financial services company whose subsidiaries consist of specialty insurance, equipment management, and commercial and consumer financing businesses. General Electric Capital Corporation is owned by General Electric Capital Services, Inc. which in turn is owned by General Electric Company. GE Capital's ultimate parent, General Electric Company, founded more than one hundred years ago by Thomas Edison, is the world's largest manufacturer of jet engines, engineering plastics, medical diagnostic equipment, and large electric power generation equipment.

We are licensed in New York and Delaware and specialize in writing individual fixed-rate deferred annuities, fixed payout immediate annuities, and variable deferred annuities.

We are subject to regulation by the Superintendent of Insurance of the State of New York. We submit annual statements on our operation and finances to the New York Insurance Department.

We are a member of the Insurance Marketplace Standards Association ("IMSA"). We may use the IMSA membership logo and language in our advertisements, as outlined in IMSA's Marketing and Graphics Guidelines. Companies that belong to IMSA subscribe to a set of ethical standards covering various aspects of sales and service for individually sold life insurance and annuities.

--------------------------------------------------------------------------------
                              SEPARATE ACCOUNT III
--------------------------------------------------------------------------------
We established GE Capital Life Separate Account III as a separate investment account on March 20, 2000. Separate Account III currently has forty
Investment Subdivisions available under the Policy. Each Investment Subdivision invests exclusively in shares representing an interest in a separate corresponding portfolio of one of the ten Funds described below.

The assets of Separate Account III belong to us. Nonetheless, we do not charge the assets in Separate Account III attributable to the Policies with liabilities arising out of any other business, which we may conduct. The assets of Separate Account III shall, however, be available to cover the liabilities of our General Account to the extent that the assets of the Separate Account exceed its liabilities arising under the Policies supported by it. Income, gains and losses, whether or not realized from the assets of Separate Account III shall credited to or charged against Separate Account III without regard to the income, gains, or losses arising out of any other business we may conduct.

We registered Separate Account III with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Separate Account III meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of Separate Account III by the SEC. You assume the full investment risk for all amounts you allocate to Separate Account III.

CHANGES TO SEPARATE ACCOUNT III

Separate Account III may include other Investment Subdivisions that are not available under the Policy. We may substitute another investment subdivision or insurance company separate account under the Policy if, in our judgment, investment in an Investment Subdivision should no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another investment subdivision or insurance company separate account is in the best interest of Owners. The new Investment Subdivisions may be limited to certain classes of Policies, and the new portfolios may have higher fees and charges than the portfolios they replaced. No substitution may take place without notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the extent required by the 1940 Act and applicable law.

We may also, where permitted by law:

         o create new separate accounts;

         o transfer assets of Separate Account III, which we determine to be associated with the class of Policies to which this Policy belongs, to another separate account;

         o add new Investment Subdivisions to or remove Investment Subdivisions from Separate Account III, or combine Investment Subdivisions;

         o remove existing Funds;

         o substitute new Funds for any existing Fund which we determine is no longer appropriate in light of the purposes of the Separate Account;

         o deregister Separate Account III under the 1940 Act; and

         o operate Separate Account III under the direction of a committee or in another form.

         CHANGES IN INVESTMENT POLICY AND EXCHANGE RIGHTS. If you object to a material change in the investment policy of Separate Account III or any Investment Subdivision, you have the right to exchange this Policy for a fixed benefit policy. No evidence of insurability will be required. We will notify you of the options available and the procedures to follow if you decide to make an exchange. You must make an exchange within 60 days after the change in investment policy becomes effective or 60 days after the receipt of the notice of the options available, whichever is later. There will always be one policy available for exchange.

--------------------------------------------------------------------------------
                                 THE PORTFOLIOS
--------------------------------------------------------------------------------
You decide the Investment Subdivisions to which you direct Net Premiums. You may change your premium allocation without penalty or charges. There is a separate Investment Subdivision, which corresponds to each portfolio of a Fund offered in this Policy.

Each Fund is registered with the Securities and Exchange Commission as an open-end management investment company under the 1940 Act. The assets of each portfolio are separate from other portfolios of a Fund and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate portfolio and the investment performance of one portfolio has no effect on the investment performance of any other portfolio.

Before choosing an Investment Subdivision to allocate your Net Premiums and Account Value, carefully read the prospectus for each Fund, along with this Prospectus. We summarize the investment objectives of each portfolio below. There is no assurance that any of the portfolios will meet these objectives.

The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager, or if the other portfolio has a similar name.

INVESTMENT SUBDIVISION

We offer you a choice from among 40 Investment Subdivisions, each of which invests in an underlying portfolio of one of the Funds. You may invest in up to seven Investment Subdivisions at any one time.

-------------------------------------- ------------------------------------------------------------------ --------------------------
                                                                                                                    ADVISER
                                                             INVESTMENT OBJECTIVE                            (AND SUB-ADVISER, AS
INVESTMENT SUBDIVISION                                                                                            APPLICABLE)
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                                            THE ALGER AMERICAN FUND
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks long-term capital appreciation by focusing on                     Fred Alger
                                       growing companies that generally have broad product lines,              Management, Inc.
Alger American Growth                  markets, financial resources and depth of management.
Portfolio                              Under normal circumstances, the portfolio invests primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of
                                       $1 billion or greater.
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks long-term capital appreciation by focusing on small,              Fred Alger
                                       fast-growing companies that offer innovative products,                  Management, Inc.
Alger American Small                   services or technologies to a rapidly expanding marketplace.
Capitalization Portfolio               Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market
                                       capitalization within the range of the Russell 2000 Growth
                                       Index or the S&P(R) Small Cap 600 Index.
-------------------------------------- ------------------------------------------------------------------ --------------------------

                                                          FEDERATED INSURANCE SERIES
-------------------------------------- ------------------------------------------------------------------ --------------------------

-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks long-term growth of capital with a secondary                 Federated Investment
                                       objective of providing income. Seeks to achieve its                Management Company
Federated American Leaders             objective by investing, under normal circumstances, at
Fund II                                least 65% of its total assets in common stock of "blue
                                       chip" companies.
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks high current income by investing primarily in a              Federated Investment
                                       diversified portfolio of professionally managed                    Management Company
Federated High Income Bond             fixed-income securities. The fixed income securities in
Fund II                                which the Fund intends to invest are lower-rated
                                       corporate debt obligations, commonly referred to as
                                       "junk bonds". The risks of these securities and their
                                       high yield potential are described in the prospectus for
                                       the Federated Insurance Series, which should be read
                                       carefully before investing.
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks high current income and moderate capital                     Federated Investment
Federated Utility Fund II              appreciation by investing primarily in equity and debt             Management Company
                                       securities of utility companies.
-------------------------------------- ------------------------------------------------------------------ --------------------------

                                                   FIDELITY VARIABLE INSURANCE PRODUCTS FUND
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks reasonable income and will consider the potential            Fidelity Management &
                                       for capital appreciation. The fund also seeks a yield,             Research Company
VIP Equity-Income Portfolio            which exceeds the composite yield on the securities
                                       comprising the S&P 500 by investing primarily in
                                       income-producing equity securities and by investing in
                                       domestic and foreign issuers.
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks capital appreciation by investing primarily in               Fidelity Management &
                                       common stocks of companies believed to have                        Research Company
VIP Growth Portfolio                   above-average growth potential

-------------------------------------- ------------------------------------------------------------------ -------------------------
                                       Seeks long-term growth of capital by investing at least            Fidelity Management
VIP Overseas Portfolio                 65% of total assets in foreign securities, primarily in            & Research Company
                                       common stocks.                                                     (subadvised by
                                                                                                          Fidelity Management
                                                                                                          & Research (U.K.)
                                                                                                          Inc., Fidelity
                                                                                                          Management &
                                                                                                          Research Far East
                                                                                                          Inc., Fidelity
                                                                                                          International
                                                                                                          Investment Advisors
                                                                                                          and Fidelity
                                                                                                          International
                                                                                                          Investment Advisors
                                                                                                          (U.K.) Limited)
-------------------------------------- ------------------------------------------------------------------ -------------------------
                                       FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
-------------------------------------- ------------------------------------------------------------------ -------------------------
VIP II Asset Manager Portfolio         Seeks high total return with reduced risk over the                 Fidelity Management
                                       long-term by allocating assets among stocks, bonds and             & Research Company
                                       short-term and money market instruments.                           (subadvised by
                                                                                                          Fidelity Management
                                                                                                          & Research (U.K.)
                                                                                                          Inc. and Fidelity
                                                                                                          Management &
                                                                                                          Research Far East
                                                                                                          Inc.)





-------------------------------------- ------------------------------------------------------------------ -------------------------
-------------------------------------- ------------------------------------------------------------------ -------------------------
                                       Seeks long-term capital appreciation by investing mainly in        Fidelity Management
                                       common stocks and in securities of companies whose value is        & Research Company
VIP II Contrafund Portfolio            believed to have not been fully recognized by the public.  This    (subadvised by
                                       fund invests in domestic and foreign issuers.  This fund also      Fidelity Management
                                       invests in "growth" stocks or "value" stocks or both.              & Research (U.K.)
                                                                                                          Inc. and Fidelity
                                                                                                          Management &
                                                                                                          Research Far East
                                                                                                          Inc.)
-------------------------------------- ------------------------------------------------------------------ -------------------------
                                       FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
-------------------------------------- ------------------------------------------------------------------ -------------------------

-------------------------------------- ------------------------------------------------------------------ -------------------------

                                       Seeks high total return through a combination of current           Fidelity Management
VIP III Growth & Income                income and capital appreciation by investing a majority            & Research Company
Portfolio                              of assets in common stocks with a focus on those that              (subadvised by
                                       pay current dividends and show potential for capital               Fidelity Management
                                       appreciation.                                                      & Research (U.K.)
                                                                                                          Inc. and Fidelity
                                                                                                          Management &
                                                                                                          Research Far East
                                                                                                          Inc.)
-------------------------------------- ------------------------------------------------------------------ -------------------------


VIP III Growth Opportunities           Seeks to provide capital growth by investing primarily             Fidelity Management
Portfolio                              in common stock and other types of securities, including           & Research Company
                                       bonds, which may be lower-quality debt securities.                 (subadvised by
                                                                                                          Fidelity Management
                                                                                                          & Research (U.K.)
                                                                                                          Inc. and Fidelity
                                                                                                          Management &
                                                                                                          Research Far East
                                                                                                          Inc.)

-------------------------------------- ------------------------------------------------------------------ -------------------------
                                                          GE INVESTMENTS FUNDS, INC.
-------------------------------------- ------------------------------------------------------------------ -------------------------
                                       Objective of providing maximum income consistent with              GE Asset
                                       prudent investment management and preservation of                  Management
Income Fund                            capital by investing primarily in income-bearing debt              Incorporated
                                       securities and other income bearing instruments.
-------------------------------------- ------------------------------------------------------------------ -------------------------
                                       Objective of providing long-term growth of capital by              GE Asset
                                       investing primarily in foreign equity and equity-related           Management
International Equity Fund              securities which the Adviser believes have long-term               Incorporated
                                       potential for capital growth.
-------------------------------------- ------------------------------------------------------------------ -------------------------
                                       Objective of providing highest level of current income             GE Asset
                                       as is consistent with high liquidity and safety of                 Management
Money Market Fund                      principal by investing in various types of good quality            Incorporated
                                       money market securities.
-------------------------------------- ------------------------------------------------------------------ -------------------------
                                       Objective of providing long-term growth of capital as              GE Asset
Premier Growth Equity Fund             well as future (rather than current) income by investing           Management
                                       primarily in growth-oriented equity securities.                    Incorporated
-------------------------------------- ------------------------------------------------------------------ -------------------------
                                       Objective of providing maximum total return through                GE Asset
                                       current income and capital appreciation by investing               Management
                                       primarily in securities of U.S. issuers that are                   Incorporated
Real Estate Securities Fund            principally engaged in or related to the real estate               (Subadvised by
                                       industry including those that own significant real                 Seneca Capital
                                       estate assets. The portfolio will not invest directly in           Management, L.L.C.)
                                       real estate.
-------------------------------------- ------------------------------------------------------------------ -------------------------
                                       Objective of providing capital appreciation and                    GE Asset
S&P 500 Index Fund(1)                  accumulation of income that corresponds to the                     Management
                                       investment return of the Standard & Poor's 500 Composite           Incorporated
                                       Stock Price Index through investment in common stocks              (Subadvised by State
                                       comprising the Index.                                              Street Global
                                                                                                          Advisors)
-------------------------------------- ------------------------------------------------------------------ -------------------------

--------
(1) "Standard & Poor's," "S&P," and "S&P 500" are trademarks of The Mc-Graw Hill Companies, Inc. and have been licensed for use by GE Investment Management Incorporated. The S&P 500 Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation or warranty, express or implied, regarding the advisability of investing in this Fund or the Policy.

-------------------------------------- ------------------------------------------------------------------ -------------------------
                                       Objective of providing the highest total return,                   GE Asset
                                       composed of current income and capital appreciation, as            Management
Total Return Fund                      is consistent with prudent investment risk by investing            Incorporated
                                       in common stock, bonds and money market instruments, the
                                       proportion of each being continuously determined by the
                                       investment adviser.
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Objective of providing long-term growth of capital                 GE Asset Management
                                       through investments primarily in equity securities of              Incorporated
U.S. Equity Fund                       U.S. companies.
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Objective of providing long term growth of capital by              GE Asset Management
                                       investing primarily in common stock and other equity               Incorporated
                                       securities of companies that the investment adviser                (Subadvised by NWQ
                                       believes are undervalued by the marketplace at the time            Investment Management
                                       of purchase and that offer the potential for                       Company)
Value Equity Fund                      above-average growth of capital. Although the current
                                       portfolio reflects investments primarily within the mid
                                       cap range, the Fund is not restricted to investments
                                       within any particular capitalization and may in the
                                       future invest a majority of its assets in another
                                       capitalization range.
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       GOLDMAN SACHS VARIABLE INSURANCE TRUST (VIT)
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks long-term capital growth and growth of income,               Goldman Sachs
                                       primarily through equity securities that are considered            Asset Management
Growth and Income Fund                 to have favorable prospects for capital appreciation
                                       and/or dividend-paying ability.
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks long-term capital appreciation, primarily through            Goldman Sachs
                                       equity securities of companies with public stock market            Asset Management
                                       capitalizations within the range of the market
                                       capitalization of companies constituting the Russell
Mid Cap Value Fund                     Midcap Index at the time of investment (currently
                                       between $400 million and $16 billion).
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                                              JANUS ASPEN SERIES
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Non-diversified portfolio pursuing long-term growth of             Janus Capital
                                       capital. Pursues this objective by normally investing at           Corporation
Aggressive Growth Portfolio            least 50% of its assets in equity securities issued by
                                       medium-sized companies.
-------------------------------------- ------------------------------------------------------------------ --------------------------

-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks long term growth of capital. Pursues this                    Janus Capital
                                       objective consistent with the preservation of capital              Corporation
Balanced Portfolio                     and balanced by current income. Normally invests 40-60%
                                       of its assets in securities selected primarily for their
                                       growth potential and 40-60% of its assets in securities
                                       selected primarily for their income potential.
-------------------------------------- ------------------------------------------------------------------ --------------------------
Capital Appreciation Portfolio         Seeks long-term growth of capital. Pursues this                    Janus Capital
                                       objective by investing primarily in common stocks of               Corporation
                                       companies of any size.
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks maximum total return consistent with preservation            Janus Capital
                                       of capital. Total return is expected to result from a              Corporation
Flexible Income Portfolio              combination of income and capital appreciation. The
                                       portfolio pursues its objective primarily by investing
                                       in any type of income-producing securities. This
                                       portfolio may have substantial holdings of lower-rated
                                       debt securities or "junk" bonds. The risks of investing
                                       in junk bonds are described in the prospectus for Janus
                                       Aspen Series, which should be read carefully before
                                       investing.
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks long-term growth of capital. The portfolio pursues           Janus Capital
                                       this objective by investing primarily in equity                    Corporation
                                       securities of U.S. and foreign companies that the
Global Life Sciences Portfolio         portfolio manager believes have a life science
                                       orientation. The portfolio normally invests at least 25%
                                       of its total assets, in the aggregate, in the following
                                       industry groups: health care; pharmaceuticals;
                                       agriculture; cosmetics/personal care; and biotechnology
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks long-term growth of capital. The portfolio pursues           Janus Capital
                                       this objective by investing primarily in equity                    Corporation
                                       securities of U.S. and Foreign companies that the
                                       portfolio manager believes will benefit significantly
Global Technology Portfolio            from advances or improvements in technology.
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks long-term capital growth consistent with the                 Janus Capital
                                       preservation of capital and pursues its objective by               Corporation
Growth Portfolio                       investing in common stocks of companies of any size.
                                       Emphasizes larger, more established issuers.
-------------------------------------- ------------------------------------------------------------------ --------------------------

-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks long-term growth of capital. Pursues this                    Janus Capital
                                       objective Janus Capital primarily through investments in           Corporation
                                       common stocks of issuers located outside the United
                                       States. The portfolio normally invests at least 65% of
International Growth Portfolio         its total assets in securities of issuers from at least
                                       five different countries, excluding the United States.
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks long-term capital growth in a manner consistent              Janus Capital
                                       Janus Capital with the preservation of capital. Pursues            Corporation
Worldwide Growth Portfolio             this objective by Corporation investing in a diversified
                                       portfolio of common stocks of foreign and domestic
                                       issuers of all sizes. Normally investsin at least five
                                       different countries including the United States.
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                                      OPPENHEIMER VARIABLE ACCOUNT FUNDS
-------------------------------------- ------------------------------------------------------------------ --------------------------
Aggressive Growth Fund/VA              Seeks to achieve capital appreciation by investing in              OppenheimerFunds, Inc.
                                       "growth-type" companies.
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks high level of current income and capital, and                OppenheimerFunds, Inc.
                                       growth when consistent with its primary objective. Under
Bond Fund/VA                           normal conditions this fund will invest at least 65% of
                                       its total assets in investment grade debt securities.
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks capital appreciation from investments in                     OppenheimerFunds, Inc.
                                       securities of well-known and established companies. Such
Capital Appreciation Fund/VA           securities generally have a history of earnings and
                                       dividends and are issued by seasoned companies (having
                                       an operating history of at least five years, including
                                       predecessors). Current income is a secondary
                                       consideration in the selection of the Capital
                                       Appreciation Fund's portfolio securities.
-------------------------------------- ------------------------------------------------------------------ --------------------------
Multiple Strategies Fund/VA            Seeks total investment return (which includes current              OppenheimerFunds, Inc.
                                       income and capital appreciation in the values of its
                                       shares) from investments in common stocks and other
                                       equity securities, bonds and other debt securities, and
                                       "money market" securities.
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                                    SALOMON BROTHERS VARIABLE SERIES FUNDS
-------------------------------------- ------------------------------------------------------------------ --------------------------

-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks long-term growth of capital with current income as           Salomon Brothers Asset
                                       a secondary objective, primarily through investments in            Management Inc
Investors Fund                         common stocks of well-known companies.
-------------------------------------- ------------------------------------------------------------------ --------------------------
                                       Seeks high level of current income with capital                    Salomon Brothers Asset
                                       appreciation as a secondary objective, through a                   Management Inc
                                       globally diverse portfolio of fixed-income investments,
Strategic Bond Fund                    including lower-rated fixed income securities commonly
                                       known as junk bonds.
-------------------------------------- ------------------------------------------------------------------ --------------------------
Total Return Fund                      Seeks to obtain above-average income by primarily                  Salomon Brothers Asset
                                       investing in a broad variety of securities, including              Management, Inc,
                                       stocks, fixed-income securities and short-term
                                       obligations.
-------------------------------------- ------------------------------------------------------------------ --------------------------

Not all these portfolios may be available in all states or markets.

We will purchase shares of the portfolios at net asset value and direct them to the appropriate Investment Subdivisions of Separate Account III. We will redeem sufficient shares of the appropriate portfolios at net asset value to pay surrender/partial surrender proceeds or for other purposes described in the Policy. We automatically reinvest all dividends and capital gain distributions of the portfolios in shares of the distributing portfolios at their net asset value on the date of distribution. In other words, we do not pay portfolio dividends or portfolio distributions out to Owners as additional units, but instead reflect them in Unit Values.

Shares of the portfolios of the Funds are not sold directly to the general public. They are sold to us, and they may also be sold to other insurance companies that issue variable annuity and variable life insurance policies. In addition, they may be sold to retirement plans.

When a Fund sells shares in any of its portfolios both to variable annuity and to variable life insurance separate accounts, it engages in mixed funding. When a Fund sells shares in any of its portfolios to separate accounts of unaffiliated life insurance companies, it engages in shared funding.

Each Fund may engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various shareholders participating in a Fund could conflict. A Fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. SEE the Prospectuses for the Funds.

We have entered into agreements with either the investment adviser or distributor of each of the Funds under which the adviser or distributor pays us a fee ordinarily based upon an annual average percentage of the average aggregate net amount we have invested on behalf of Separate Account III and other separate accounts. These percentages differ, and some investment advisers or distributors pay us a greater percentage than other advisors or distributors. These agreements reflect administrative services we provide.

YOUR RIGHT TO VOTE PORTFOLIO SHARES

As required by law, we will vote the portfolio shares held in Separate Account III at meetings of the shareholders of the Funds. The voting will be done according to the instructions of Owners who have interests in any Investment Subdivisions, which invest in the portfolios of the Funds. If the 1940 Act or any regulation under it should be amended, and if as a result we determine that we are permitted to vote the portfolios' shares in our own right, we may elect to do so.

We will determine the number of votes which you have the right to cast by applying your percentage interest in an Investment Subdivision to the total number of votes attributable to the Investment Subdivision. In determining the number of votes, we will recognize fractional shares.

We will vote portfolio shares of a class held in an Investment Subdivision for which we received no timely instructions in proportion to the voting instructions which we received for all Policies participating in that Investment Subdivision. We will apply voting instructions to abstain on any item to be voted on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a Fund calls a shareholders meeting, each person having a voting interest in an Investment Subdivision will receive proxy material, reports and other materials relating to the portfolio. Since each portfolio may engage in shared funding, other persons or entities besides the Company may vote portfolio shares. SEE Investment Subdivisions.

--------------------------------------------------------------------------------
                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------
This section describes the charges and deductions we make under the Policy to compensate us for the services and benefits we provide, costs and expenses we incur, and risks we assume. The services and benefits we provide include:

o the partial surrender, surrender, Policy loan and death benefits under the Policy;

o investment options, including Net Premium allocations, dollar-cost averaging and portfolio rebalancing programs;

o   administration of various elective options under the Policy; and

o   the distribution of various reports to Owners.

The costs and expenses we incur include:

o those associated with underwriting applications, increases in Specified Amount, and riders;

o various overhead and other expenses associated with providing the services and benefits provided by the Policy;

o   sales and marketing expenses; and

o other costs of doing business, such as federal, state and local premium and other taxes and fees.

The risks we assume include:

o that the Insureds may live for a shorter period of time than estimated, resulting in the payment of greater death benefits than expected; and

o that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

We may profit from any charges deducted, such as the mortality and expense risk charge. We may use any such profits for any purpose, including payment of distribution expenses.

PREMIUM CHARGE

If the initial Specified Amount is $500,000 or more, we currently deduct a 3 1/2% charge (5% maximum) from each Charge (per $1,000 of Specified Amount) premium before placing the resulting Net Premium in the Investment Subdivisions. If the initial Specified Amount is at least $250,000 but less than $500,000, we currently deduct a 6 1/2% premium charge (8% maximum). We currently do not deduct the maximum premium charge but reserve the right to do so. We will not assess the premium charge against the policy loan portion of a premium received from the rollover of a life insurance policy.

MORTALITY AND EXPENSE RISK CHARGE

We currently deduct a daily charge from assets in the Investment Subdivisions attributable to the Policies at an effective annual rate of 0.70% of net assets. We will not increase this charge for the duration of your Policy. This charge is factored into the net investment factor.

The mortality risk we assume is the risk that the Insureds may live for a shorter period of time than estimated and, therefore, a greater amount of Death Benefit proceeds than expected will be payable. The expense risk we assume is that expenses incurred in issuing and administering the Policies will be greater than estimated and, therefore, will exceed the expense charge limits set by the Policy.

MONTHLY DEDUCTION

We make a monthly deduction on the Policy Date and each Monthly Anniversary Day from Account Value. The monthly deduction for each Policy consists of:

o   the cost of insurance charge (discussed below);

o   a policy charge of $5;

o an initial expense charge deducted for the first 10 Policy Years based on the Insureds issue Ages according to the chart below:

                                         Charge (per $1,000 of
              Issue Age                    Specified Amount)
              ---------                    -----------------
              20 to 44                          $.08
              45 to 59                          $.13
              60 to 85                          $.20

         For joint Insureds, we will: (i) calculate the charge for each insured,
         (2) take an average of the two expense charges, and (3) deduct the average charge.

o an additional expense charge deducted for 10 years following an increase in the Specified Amount based on the Insured's Issue Age according to the chart below:

                                      Charge (per $1,000 of
                  Issue Age             Specified Amount)
                  ---------             -----------------
                   20 to 44                   $.08
                   45 to 59                   $.13
                   60 to 85                   $.20

         For joint Insureds, we will: (i) calculate the charge for each insured,
         (2) take an average of the two expense charges, and (3) deduct the average charge.

     The additional expense charge will become effective on the Monthly Anniversary Date following the increase in Specified Amount.

o and any charges for additional benefits added by riders to the Policy (SEE Supplemental Benefits).

We will allocate the monthly deduction for a Policy Month among the Investment Subdivisions of Separate Account III in the same proportion that your Policy's Account Value in each Subdivision bears to the total Account Value in all Investment Subdivisions at the beginning of the Policy Month.

COST OF INSURANCE

The cost of insurance is a significant charge under your Policy because it is the primary charge for the Death Benefit we provide you. We determine the cost of insurance in a manner that reflects the anticipated mortality of both Insureds and the fact that the Death Benefit is not payable until the death of the Last Insured. Because the cost of insurance depends on a number of factors (Age, gender, Policy duration, and rating class), the cost will vary from Policy to Policy and from Monthly Anniversary Day to Monthly Anniversary Day. The cost of insurance rates generally increase as the Insureds' Attained Age increases.

We calculate the cost of insurance on each Monthly Anniversary Day based on the net amount risk. We determine the net amount at risk by the following formula:

                                    Death Benefit
                                    -------------

                            1.0032737 = Account Value

To determine the cost of insurance for a particular Policy Month, we divide the net amount at risk by 1000 and multiply that result by the applicable cost of insurance rate. If Option B is in effect, and the Specified Amount has increased, we first consider the Account Value part of the initial Specified Amount. If the Account Value is more than the initial Specified Amount, we will consider it part of the increased Specified Amounts resulting from increases in the order of the increases. Account Value, as used in this paragraph, means the Account Value at the beginning of the month before the Monthly Anniversary Day.

The cost of insurance rates for the Policy are based on each Insured's issue Age, gender, Policy duration, and applicable rating class. We currently place Insureds in the following rating classes when we issue the Policy, based on our underwriting: a male or female; and a nicotine use or no nicotine use rating class. In addition, some Insureds may qualify for a preferred rating. The original rating classes apply to the initial Specified Amount. If you apply for an increase in Specified Amount, you will have to submit evidence satisfactory to us that each Insured is insurable at the same rating class used at the time we issued the Policy. The death of the first Insured to die will not affect the cost of insurance scale for the second Insured.

We may change the cost of insurance rates from time to time at our sole discretion, but we guarantee that the rates we charge will never exceed the maximum rates shown in your Policy. These rates are based on the Commissioners' 1980 Standard Ordinary Mortality Tables. Modifications to cost of insurance rates are made for rating classes other than standard. The rates we currently charge are, at most ages, lower than the maximum permitted under the Policies and depend on our expectation of future experience with respect to mortality, interest, expenses, persistency, and taxes. A change in rates will apply to all persons of the same age, gender, and rating class and whose Policies have been in effect for the same length of time. We will review our rates no more frequently than once per year or less frequently than every five years.

SURRENDER CHARGE

If you fully surrender your Policy during the surrender charge period, we will deduct a surrender charge. We calculate the schedule of surrender charges that applies to a Policy by multiplying surrender charge factors times the Specified Amount, divided by $1,000. We determine the factors per $1,000 of Specified Amount and vary them by issue Age, gender, and rating class of each Insured and by the number of months since the Policy Date. The surrender charge decreases uniformly each Policy Month to zero in the last month of Policy Year 11. We will deduct the surrender charge before we pay the Surrender Value. The surrender charge will not exceed $50 per $1,000 of Specified Amount.

The chart below illustrates the surrender charge factor for the first Policy Year per $1,000 of Specified Amount for Policies which are issued on a male no nicotine use and female no nicotine use standard rating class basis. These calculations assume both Insureds are the same issue Age.

                                           Factor per $1,000
                   Issue Age              of Specified Amount
                   ---------              -------------------
                     25/25                         $12
                     35/35                         $14
                     45/45                         $18
                     55/55                         $24
                     65/65                         $35
                     75/75                         $41
                     85/85                         $34

If you increase the Specified Amount (other than as a result of a change from Death Benefit Option A to Death Benefit Option B), you will be subject to an additional surrender charge for another 11 Policy Years following the increase. We will base the amount of the additional surrender charge on the initial scale of per $1,000 surrender charge factors calculated at the time of issue.

If you decrease the Specified Amount during the period that surrender charges apply (other than as a result of partial surrenders or a change from Death Benefit Option B to Death Benefit Option A), you will be assessed a portion of the surrender charges to which the Policy is subject. We will deduct the amount of the surrender charge from your Account Value, and will allocate the charge among each Investment Subdivision in the same proportion that the Policy's Account Value in each Investment Subdivision bears to the Account Value in all Investment Subdivisions. We will base the amount of surrender charge:

    (1) first on any surrender charge in effect on the most recent increase and the amount of reduction to this increase caused by the decrease;

    (2) then on any surrender charge in effect on the next most recent increases successively and the amount of any reduction to each of these increases caused by the decrease; and

    (3) finally on the surrender charge in effect on coverage provided under the original application and any reduction to this amount caused by the decrease.

Whenever we deduct a portion of the surrender charges because you decreased the Specified Amount, we reduce the Policy's remaining surrender charges to reflect the assessments made.

The total surrender charge for any given Policy Month is the sum of:

o the surrender charge that applies to the initial Specified Amount, adjusted for any decrease in Specified Amount; plus

o the surrender charges that apply to any increases in Specified Amount, adjusted for any decrease in Specified Amount.

We disclose the surrender charges on the data pages to your Policy.

We do not assess a surrender charge for partial surrenders, but do assess a processing fee.

PARTIAL SURRENDER PROCESSING FEE

We deduct a partial surrender processing fee on partial surrenders you make. The fee equals the lesser of $25 or 2% of the amount surrendered.

TRANSFER CHARGE

We assess a $10 transfer charge for each transfer after the first transfer you make in any calendar month. This charge is at cost with no profit to us. We take this charge from the amount you transfer. For purposes of assessing this charge, we consider each transfer request one transfer, regardless of the number of Investment Subdivisions affected by the transfer. Multiple transfers within the same Valuation Period are also considered one transfer for this purpose.

OTHER CHARGES

If you request a projection of illustrative future life insurance under the Policy and Policy values, we reserve the right to charge a maximum fee of $25 for the cost of preparing the projection. There are deductions from and expenses paid out of the assets of each portfolio that are more fully described in each Fund's prospectus.

REDUCTION OF CHARGES FOR GROUP SALES

We may reduce charges and/or deductions for sales of the Policies to a trustee, employer or similar entity representing a group or to members of the group where such sales result in savings of sales or administrative expenses. We will base these discounts on the following:

    1. THE SIZE OF THE GROUP. Generally, the sales expenses for each individual owner for a larger group are less than for a smaller group because more Policies can be implemented with fewer sales contacts and less administrative cost.

    2. THE TOTAL AMOUNT OF PREMIUM PAYMENTS TO BE RECEIVED FROM A GROUP. Per Policy sales and other expenses are generally proportionately less on larger premium payments than on smaller ones.

    3. THE PURPOSE FOR WHICH THE POLICIES ARE PURCHASED. Certain types of plans are more likely to be stable than others. Such stability reduces the number of sales contacts and administrative and other services required, reduces sales administration and results in fewer Policy terminations. As a result, our sales and other expenses are reduced.

    4. THE NATURE OF THE GROUP FOR WHICH THE POLICIES ARE PURCHASED. Certain types of employee and professional groups are more likely to continue Policy participation for longer periods than are other groups with more mobile membership. If fewer Policies are terminated in a given group, our sales and other expenses are reduced.

    5. OTHER CIRCUMSTANCES. There may be other circumstances of which we are not presently aware, which could result in reduced sales expenses.

If, after we consider the factors listed above, we determine that a group purchase would result in reduced sales expenses, we may reduce the charges and/or deductions for each group. Reductions in these charges and/or deductions will not be unfairly discriminatory against any person, including the affected Owners and all other owners of policies funded by Separate Account III.

--------------------------------------------------------------------------------
                                   THE POLICY
--------------------------------------------------------------------------------

APPLYING FOR A POLICY

To purchase a Policy, you and your registered representative must complete an application and submit it to us at our Variable Life Servicing Center. You also must pay an initial premium of a sufficient amount. SEE Premiums, below. You can submit your initial premium with your application or at a later date. (If you submit your initial premium with your application, please remember that we will place your premium in a non-interest bearing account for a certain amount of time. SEE Allocating Premiums.) Coverage generally becomes effective as of the Policy Date.

Generally, we will issue a Policy covering Insureds from Age 20 up to Age 85 if evidence of insurability satisfies our underwriting rules. Required evidence of insurability may include, among other things, medical examinations of the Insureds. We may reject an application for any lawful reason.

If you do not pay the full first premium with your application, the insurance will become effective on the effective date. This date is the date that you pay your premium and that we deliver your Policy. All persons proposed for insurance must be insurable on the Policy Date.

If you pay the full first premium with your application, we may give you a conditional receipt. This means that, subject to our underwriting requirements and subject to a maximum limitation, your insurance will become effective on the effective date we specified in the conditional receipt, provided the Insureds are found to be, on the effective date, insurable at standard premium rates for the plan and amount of insurance requested in the application. This effective date will be the latest of (i) the date of completion of the application, (ii) the date of completion of all medical exams and tests we require, and (iii) the policy date you requested when that date is later than the date you completed your application.

OWNER

You have rights in the Policy during the Insureds' lifetimes. If you die before the Insureds and there is no contingent Owner, ownership will pass to your estate.

We will treat Joint Owners as having equal undivided interests in the Policy. All Owners must together exercise any ownership rights in the Policy.

BENEFICIARY

You designate the primary Beneficiaries and contingent Beneficiaries when you apply for the Policy. You may name one or more primary Beneficiaries or contingent Beneficiaries. We will pay the proceeds in equal shares to the survivors in the appropriate Beneficiary class, unless you request otherwise.

Unless an optional payment plan is chosen, we will pay the Death Proceeds in a lump sum to the primary Beneficiary(ies). If the primary Beneficiary(ies) dies before the Insureds, we will pay the proceeds to the contingent
Beneficiary(ies). If there is no surviving Beneficiary(ies) we will pay the proceeds to you or your estate.

CHANGING THE OWNER OR BENEFICIARY

During either Insured's life, you may change the Owner. If you reserved the right, you also may change the Beneficiary during either Insured's life. An irrevocable Beneficiary may only be changed with the consent of that irrevocable Beneficiary. To change the Owner or Beneficiary, please write our Variable Life Servicing Center. The request and the change must be in a form satisfactory to us and we must actually receive the request. The change will take effect as of the date you signed the request.

CANCELING A POLICY

You may cancel a Policy during the "free-look period" by returning it to us at our Variable Life Servicing Center or to the agent who sold it. The free-look period expires 10 days after you receive the Policy. The free-look period is longer if required by state law. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if it had never been issued. Within seven calendar days after we receive the returned Policy, we will refund you the greater of:

o the total amount of monthly deductions made against Account Value and any charges deducted from premiums paid (excluding portfolio fees and charges) plus the Net Premiums allocated to Separate Account III adjusted by investment gains or losses; or

o   the total of all premiums paid.

--------------------------------------------------------------------------------
                                    PREMIUMS
--------------------------------------------------------------------------------

GENERAL

The premium amounts sufficient to fund a Policy depend on a number of factors, such as the Age, gender, and rating class of the proposed Insureds, the desired Specified Amount, any supplemental benefits, and investment performance of the Investment Subdivisions. We will usually credit your initial premium payment to the Policy on the later of the date we approve your application and the date we receive your payment. We will credit any subsequent premium payment to the Policy on the Valuation Day we receive it at our Variable Life Servicing Center. After you pay the initial premium, you may make unscheduled premium payments in any amount and at any time subject to certain restrictions.

The total premiums you pay may not exceed guideline premium limitations for life insurance set forth in the Code and shown in your Policy. We may reject any premium, or any portion of a premium, that would result in the Policy being disqualified as life insurance under the Code. We will refund any rejected premium along with any interest it accrued. For your convenience, we will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a Modified Endowment Contract ("MEC") under the Code. SEE Tax Considerations.

We reserve the right to limit the number and amount of any unscheduled premium payment.

TAX FREE EXCHANGES (1035 EXCHANGES)

We will accept as part of your initial premium money from one contract that qualified for a tax free exchange under Section 1035 of the Code. If you contemplate such an exchange, you should consult a competent tax advisor to learn the potential tax effects of such a transaction. Replacing your existing coverage with this Policy may not be to your advantage. We will accept 1035 exchanges even if there is an outstanding loan on the other policy, so long as the outstanding loan is no more than 40% of the rollover premium.

PERIODIC PREMIUM PLAN

When you apply for a Policy, you may select a periodic premium payment plan. Under this plan, you may choose to receive a premium notice either annually, semi-annually, or quarterly. You can also arrange for annual, semi-annual, quarterly or monthly premium payments paid via automatic deduction from your bank account or any other similar account we accept. You are not required to pay premiums in accordance with this premium plan; you can pay more or less than planned or skip a planned premium payment entirely. You can change the amount of planned premiums and payment arrangements, or switch between frequencies, whenever you want by providing satisfactory instructions to our Variable Life Servicing Center. This change will be effective upon our receipt of the instructions. Depending on the Account Value at the time of an increase in the Specified Amount and the amount of the increase requested, a change in your periodic premium payments may be advisable. SEE Changing the Specified Amount.

MINIMUM PREMIUM PAYMENT

Generally the minimum premium payment we will accept is $25 (please keep in mind that you may have to pay a higher amount to keep the Policy in force). Even if you pay the minimum premium amount, your Policy may lapse. SEE Premium to Prevent Termination. For purposes of the minimum premium payment requirements, we deem any payment to be a planned periodic premium if we receive it within 30 days (before or after) of the scheduled date for a planned periodic premium payment and the percentage difference between the planned amount and the actual payment amount is not more than 10%. We will deem all other premium payments to be unscheduled premium payments. Unless you direct us otherwise, we apply unscheduled premium payments first to repay any Policy Debt.

ALLOCATING PREMIUMS

When you apply for a Policy, you specify the percentage of your Net Premium we allocate to each Investment Subdivision. You may only direct your Net Premiums and Account Value to seven Investment Subdivisions at any given time. You can change the allocation percentages at any time by writing or calling our Variable Life Servicing Center. The change will apply to all premiums we receive with or after we receive your instructions. Net Premium allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number.

Until we approve your application, receive all necessary forms including any subsequent amendments to the application, and receive the entire initial premium, we will place any premiums you pay into a non-interest bearing account. After we issue your Policy, we will allocate your Net Premium directly to the Investment Subdivisions you chose.

--------------------------------------------------------------------------------
                          HOW YOUR ACCOUNT VALUE VARIES
--------------------------------------------------------------------------------

ACCOUNT VALUE

The Account Value is the entire amount we hold under your Policy for you. The Account Value serves as a starting point for calculating certain values under a Policy. It is the sum of the total amount under the Policy in each Investment Subdivision and the amount held in the General Account to secure Policy Debt. SEE Loan Benefits. We determine Account Value first on your Policy Date (or on the date we receive your initial premium, if later) and after that on each Valuation Day. Your Account Value will vary to reflect the performance of the Investment Subdivisions to which you have allocated amounts and also will vary to reflect Policy Debt, charges for monthly deduction, mortality and expense risk charges, transfers, partial surrenders, Policy loan interest, and Policy loan repayments. Your Account Value may be more or less than the premiums you paid.

SURRENDER VALUE

The Surrender Value on a Valuation Day is the Account Value reduced by both any surrender charge that we would deduct if you surrendered the Policy that day and any Policy Debt.

INVESTMENT SUBDIVISION VALUES

On any Valuation Day, the value of an Investment Subdivision equals the number of Investment Subdivision units we credit to the Policy multiplied by the Unit Value for that day. When you make allocations to an Investment Subdivision, either by Net Premium allocation, transfer of Account Value, transfer of loan interest from the General Account, or repayment of a Policy loan, we credit your Policy with units in that Investment Subdivision. We determine the number of units by dividing the amount allocated, transferred or repaid to the Investment Subdivision by the Investment Subdivision's Unit Value for the Valuation Day when we effect the allocation, transfer or repayment.

The number of units we credit to a Policy will decrease whenever we take the allocated portion of the monthly deduction, you take a Policy loan or a partial surrender from the Investment Subdivision, you transfer an amount from the Investment Subdivision, you take a partial surrender from the Investment Subdivision, or you surrender the Policy.

UNIT VALUES

We arbitrarily set the Unit Value for each Investment Subdivision at $10 when we established the Investment Subdivision. After that, an Investment Subdivision's Unit Value varies to reflect the investment experience of the underlying portfolio, and may increase or decrease from one Valuation Day to the next. We determine Unit Value, after an Investment Subdivision's operations begin, by multiplying the net investment factor for that Valuation Period by the Unit Value for the immediately preceding period.

NET INVESTMENT FACTOR

The net investment factor for a Valuation Period is (a) divided by (b), minus
(c), where:

       (a)   is the result of:

             1. the value of the assets at the end of the preceding Valuation Period; PLUS

             2. the investment income and capital gains, realized or unrealized, credited to those assets at the end of the Valuation Period for which the net investment factor is being determined; MINUS

             3. the capital losses, realized or unrealized, charged against those assets during the Valuation Period; MINUS

             4. any amount charged against Separate Account III for taxes, or any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of Separate Account III; and

       (b) is the value of the assets in the Investment Subdivision at the end of the preceding Valuation Period; and

       (c) is a charge no greater than .0019246% for each day in the Valuation Period. This corresponds to .70% per year.

--------------------------------------------------------------------------------
                                    TRANSFERS
--------------------------------------------------------------------------------

GENERAL

Transfer requests may be made in writing or in any other form acceptable to us. A transfer will take effect as of the end of the Valuation Period during which we receive your request at our Variable Life Servicing Center.

We may defer transfers under the same conditions that we may delay paying proceeds. SEE Requesting Payments. Currently, there is no limit on the number of transfers among the Investment Subdivisions, but we reserve the right to limit the number of transfers to twelve each calendar year. We reserve the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason. There is a charge after the first transfer made in a calendar month. SEE Transfer Charge.

Sometimes, we may not honor your transfer request. We may not honor your transfer request:

       (i) if any Investment Subdivision that would be affected by the transfer is unable to purchase or redeem shares of the Fund in which the Investment Subdivision invests;

       (ii) if the transfer is a result of more than one trade involving the same Investment Subdivision within a 30 day period;

       (iii) if the transfer would adversely affect unit values; or

       (iv) if the transfer would adversely affect any portfolio affected by the transfer.

We also may not honor transfers made by third parties. (SEE Transfers by Third Parties.)

When thinking about a transfer of Account Value, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that you will make a transfer at an inopportune time.

DOLLAR-COST AVERAGING

The dollar-cost averaging program permits you to systematically transfer on a monthly or quarterly basis a set dollar amount from the Investment Subdivision investing in the Money Market portfolio of the GE Investments Funds (the "Money Market Investment Subdivision") to any combination of other Investment Subdivisions (as long as the total number of Investment Subdivisions used does not exceed the maximum number allowed under the Policy). The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

You may participate in the dollar-cost averaging program by completing a dollar-cost averaging agreement or calling our Variable Life Servicing Center. To use the dollar-cost averaging program, you must transfer at least $100 from the Money Market Investment Subdivision to any other Investment Subdivision. If any transfer would leave less than $100 in the Money Market Investment Subdivision, we will transfer the entire amount. Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the Investment Subdivision from which transfers are being made is depleted, or until you cancel the program by written request or by telephone if we have your telephone authorization on file. If you elect the program at time of application, the dollar-cost averaging program will begin on the 5th day of the month immediately following the allocation of your Net Premium to the Investment Subdivisions (SEE "Allocating Premiums" for a description of when this occurs).

There is no additional charge for dollar-cost averaging, and we do not consider a transfer under this program a transfer for purposes of assessing a transfer charge, nor for calculating any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue or modify the dollar-cost averaging program at any time and for any reason.

ASSET ALLOCATION

You may select from certain asset allocation model portfolios, or you may use a model portfolio as a guide to help you develop your own asset allocation program.

If you elect to participate in the asset allocation program, we will automatically allocate all premium payments among the Investment Subdivisions indicated by the model and the portfolios within the model you select. Although you may use only one model at a time, you may elect to change your selection as your tolerance for risk, needs, and/or objectives change. You may use a questionnaire that we offer to determine the model that best meets your risk tolerance and time horizons. Asset allocation does not guarantee a profit or protect against a loss.

Because each Investment Subdivision performs differently over time, your portfolio mix may vary from its initial allocations. You may elect to have the portfolios automatically rebalanced under our portfolio rebalancing program, described below.

From time to time, we will review the models and may find that allocation percentages among the Investment Subdivisions or even some of the Investment Subdivisions within a particular model need to be changed. We will send you notice that such a change has been made. Unless you elect to participate in the new allocation model you will remain in your current designated allocation model. This change will not be made automatically.

There is no additional charge for the asset allocation program. We reserve the right to discontinue offering this program at any time and for any reason.

PORTFOLIO REBALANCING

Once you allocate your money among the Investment Subdivisions, the performance of each Investment Subdivision may cause your allocation to shift. You may instruct us to automatically rebalance (on a quarterly, semi-annual or annual basis) your Account Value to return to the percentages specified in your allocation instructions. You may elect to participate in the portfolio rebalancing program at any time by completing the portfolio rebalancing agreement. Your percentage allocations must be in whole percentages. Subsequent changes to your percentage allocations may be made at any time by writing or calling our Variable Life Servicing Center. Once elected, portfolio rebalancing remains in effect from the date we receive your request until you instruct us to discontinue portfolio rebalancing. There is no additional charge for using portfolio rebalancing, and we do not consider a portfolio rebalancing transfer a transfer for purposes of assessing a transfer charge, nor for calculating any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue or modify the portfolio rebalancing program at any time and for any reason. Portfolio rebalancing does not guarantee a profit or protect against a loss.

TRANSFERS BY THIRD PARTIES

As a general rule and as a convenience to you, we allow you to give a third party the right to effect transfers on your behalf. However, when the same third party makes transfers for many Owners, the result can be simultaneous transfers involving large amounts of Account Value. Such transfers can disrupt the orderly management of the portfolios underlying the Policy, can result in higher costs to

Owners, and are generally not compatible with the long-range goals of Owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the portfolios underlying the Policies, and the managements of those portfolios share this position.

Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties who make transfers on behalf of multiple Owners, we may not honor such transfers. Also, we will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they are submitted. These procedures will not, however, prevent Owners from making their own transfer requests.

--------------------------------------------------------------------------------
                                 DEATH BENEFITS
--------------------------------------------------------------------------------

As long as the Policy remains in force, we will process a claim for Death Proceeds upon receipt at our Variable Life Servicing Center of: (i) the Policy;
(ii) satisfactory proof that both Insureds died while the Policy was in effect; and (iii) proof of interest of the claimant. SEE Requesting Payments. We will pay the Death Proceeds to the Beneficiary. No Death Proceeds are available at the death of the first Insured to die.

AMOUNT OF DEATH PROCEEDS

The amount of Death Proceeds will depend on:

     o the Death Benefit determined under the Death Benefit Option in effect on the date of death of the Last Insured;

     o   the use of the Account Value;

     o   any partial surrenders;

     o   any Policy Debt;

     o   any additional insurance provided by rider;

     o   any increase or decrease in existing coverage;

     o either Insured's suicide during the first two Policy Years or during the first two Policy Years following an increase in existing coverage; and

     o   a misstatement of either Insured's Age or gender.

DEATH BENEFIT OPTIONS

There are two Death Benefit Options available under the Policy. Under Option A, the Death Benefit equals the greater of:

     o   the Specified Amount plus the Account Value; or

     o the applicable corridor percentage of the Account Value as determined using the table of percentages shown below.

Under Option B, the Death Benefit equals the greater of:

     o   the Specified Amount; or

     o the applicable corridor percentage of the Account Value as determined using the table percentages shown below.

Under both options, we determine the Specified Amount and Account Value on the date of death of the Last Insured. The corridor percentage is 250% until the younger Insured attains Age 40 and declines after that as the younger Insured's Attained Age increases. If the younger Insured was the first to die, the corridor percentage will depend on the Attained Age that he or she would have been if still living. If the table of percentages currently in effect becomes inconsistent with any federal income tax laws and/or regulations, we reserve the right to change the table.

                                            Table of Percentages of Account Value

        Younger                                 Younger                               Younger
       Insured's           Corridor            Insured's           Corridor          Insured's             Corridor
     Attained Age         Percentage         Attained Age         Percentage       Attained Age           Percentage
     ------------         ----------         ------------         ----------       ------------           ----------

         0-40                 250%                54                 157%                68                  117%
          41                  243%                55                 150%                69                  116%
          42                  236%                56                 146%                70                  115%
          43                  229%                57                 142%                71                  113%
          44                  222%                58                 138%                72                  111%
          45                  215%                59                 134%                73                  109%
          46                  209%                60                 130%                74                  107%
          47                  203%                61                 128%              75-90                 105%
          48                  197%                62                 126%                91                  104%
          49                  191%                63                 124%                92                  103%
          50                  185%                64                 122%                93                  102%
          51                  178%                65                 120%               94+                  101%
          52                  171%                66                 119%
          53                  164%                67                 118%

Under Option A, the Death Benefit will vary directly with the investment performance of the Account Value. Under Option B, the Death Benefit ordinarily will not change until the applicable percentage amount of the Account Value exceeds the Specified Amount or you change the Specified Amount.

CHANGING THE DEATH BENEFIT OPTION

You select the Death Benefit Option when you apply for the Policy. However, you may change the Option on your Policy at any time by writing to our Variable Life Servicing Center. The effective date of the change will be the Monthly Anniversary Day after we receive the request for the change. We will send you revised Policy data pages reflecting the new Option and the effective date of the change. If you request a change from Option A to Option B, we will increase the Specified Amount by the Account

Value on the effective date of the increase. If you request a change from Option B to Option A, we will decrease the Specified Amount after the change by the Account Value on the effective date of the change. A change in the Death Benefit Option will affect the cost of insurance charges.

CHANGING THE SPECIFIED AMOUNT

After a Policy has been in effect for one year, you may increase or decrease the Specified Amount. However, we permit changes in the Specific Amount that are a result of a Death Benefit Option Change from any time. To make a change, you must send a written request and the Policy to our Variable Life Servicing Center. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which may change your cost of insurance. SEE Monthly Deduction and Cost of Insurance. Depending on the Account Value at the time of an increase in the Specified Amount and the amount of the increase requested, it may be advisable to change your periodic payments upon an increase in the Specified Amount.

Any change in the Specified Amount will affect the maximum premium limitation. If a decrease in the Specified Amount causes the premiums to exceed new lower limitations required by federal tax law, we will withdraw the excess from Account Value and refund it to you so that the Policy will continue to meet these requirements. We will withdraw the Account Value that we refund from each Investment Subdivision in the same proportion that the Account Value in that Investment Subdivision bears to the total Account Value in all Investment Subdivisions under the Policy at the time of the withdrawal (i.e., on a pro-rata basis).

Any decrease in the Specified Amount will become effective on the Monthly Anniversary Day after the date we receive the request. The decrease will first apply to coverage provided by the most recent increase, then to the next most recent increases successively, then to the coverage under the original application. During the Continuation Period, we will not allow a decrease unless the Account Value less any Policy Debt is greater than the surrender charge. The Specified Amount following a decrease can never be less than the minimum Specified Amount for the Policy when we issued it. A decrease may cause us to assess a surrender charge.

While both Insureds are living, you may apply for an increase in Specified Amount by completing a supplemental application. You will have to submit evidence satisfactory to us that each Insured is insurable at the same or better rating class used when the Policy was issued. An increase in Specified Amount (other than as a result of a change from Death Benefit Option A to Death Benefit Option B) will subject you to additional surrender charges. SEE Surrender Charge. Any approved increase will become effective on the date shown in the supplemental Policy data page. Please note that an increase will not become effective if the Policy's Surrender Value is too low to cover the monthly deduction for the Policy Month following the increase.

If there is an increase in the Specified Amount, you will incur a monthly expense charge of up to $.20 per $1,000 of increase depending on your age at issue. We currently vary this charge based on the issue Age of each Insured, and we currently deduct this charge only during the first ten Policy Years following the increase. This charge will be included in the monthly deduction. SEE Monthly Deduction and Surrender Charge.

An increase in the Specified Amount will increase the Continuation Amounts.

A change in your Specified Amount may have federal tax consequences. SEE Tax Considerations.

--------------------------------------------------------------------------------
                        SURRENDERS AND PARTIAL SURRENDERS
--------------------------------------------------------------------------------

SURRENDERS

You may cancel and surrender your Policy at any time before the death of the Last Insured and before the Maturity Date. The Policy will terminate on the Valuation Day we receive your request at our Variable Life Servicing Center, and you will not he able to reinstate it.

We will pay you the Surrender Value in a lump sum unless you make other arrangements. You will incur a surrender charge if you surrender your Policy during the first 11 Policy Years, or during 11 Policy Years after an increase Specified Amount (except an increase in Specified Amount due to a change in the Death Benefit) but in any event, not beyond the younger Insured's attained age 99 if earlier. A surrender may have adverse tax consequences. SEE Tax Considerations.

PARTIAL SURRENDERS

You may make partial surrenders under your Policy at any time before the death of the Last Insured and before the Maturity Date if you elected Option A. If you elected Option B, you only may make partial surrenders after the first Policy Year and before the earlier of (i) the death of the Last Insured and (ii) the Maturity Date. The minimum partial surrender amount is $500. The maximum partial surrender amount is the lesser of:

     o   the Surrender Value less $500; and

     o the available loan amount (which is equal to 90% of the difference between Account Value and any surrender charges, minus any Policy
         Debt).

We will assess a processing fee for each partial surrender. SEE Partial Surrender Processing Fee. The amount of the partial surrender will equal the amount you requested to surrender plus the processing fee.

When you request a partial surrender, you can direct how we deduct the surrender from your Account Value. If you provide no directions, we will deduct the partial surrender proportionately from the Investment Subdivisions in which you are invested.

EFFECT OF PARTIAL SURRENDERS ON ACCOUNT VALUE AND DEATH PROCEEDS

A partial surrender will reduce both the Account Value and the Death Proceeds by the amount of the partial surrender. Under Death Benefit Option B, the Specified Amount will also decrease by the amount of the partial surrender.

--------------------------------------------------------------------------------
                                      LOANS
--------------------------------------------------------------------------------

GENERAL

You may borrow up to the following amount:

     o 90% of the difference between your Account Value at the end of the Valuation Period during which we received your loan request and any surrender charges on the date of the loan;

     o   less any outstanding Policy Debt.

You may request Policy loans by writing our Variable Life Servicing Center.

When we make a loan, we transfer an amount equal to the loan proceeds from your Account Value in Separate Account III to our General Account and hold it as "collateral" for the loan. If you do not direct an allocation for this transfer, we will make it on a pro-rata basis from each Investment Subdivision in which you have invested. We will credit interest at an annual rate of at least 4% to the collateral.

You may repay a loan in part or in full at any time during either Insured's life while your Policy is in effect. When you repay a loan, we transfer an amount equal to the repayment from our General Account to Separate Account III and allocate it as you directed when you repaid the loan. If you provide no directions, we will allocate the amount according to your standing instructions for Net Premium allocations.

PREFERRED POLICY DEBT

We will designate a portion of Policy loans taken or existing on or after the Preferred Loan Availability Date (as shown on the Policy data pages) as Preferred Policy Debt. In Policy Years 11 and later, Preferred Policy Debt will be at least as large as:

     o   the Account Value less any surrender charge that applies;

     o   minus the total premiums paid.

We redetermine the amount of Preferred Policy Debt each Policy Month. We reserve the right to change this practice in our sole discretion.

We currently credit interest at an annual rate of 4% to that portion of Account Value transferred to the General Account which equals Preferred Policy Debt.

INTEREST RATE CHARGED

We will charge interest daily on any outstanding non-preferred Policy loan at an effective annual rate of 6%, and for an outstanding preferred Policy loan, we charge interest daily at an effective annual rate of 4%. Interest is due and payable at the end of each Policy Year while a Policy loan is outstanding. If, on any Policy Anniversary, you have not paid interest accrued since the last Policy Anniversary, we add the amount of the interest to the loan and this becomes part of your outstanding Policy Debt. We transfer the interest due from each Investment Subdivision on a pro-rata basis.

REPAYMENT OF POLICY DEBT

You may repay all or part of your Policy Debt at any time while either Insured is living and the Policy is in force. We will treat any payments by you other than planned periodic premiums first as the repayment of any outstanding Policy Debt. We will treat the portion of the payment in excess of any outstanding Policy Debt as an unscheduled premium payment. We will first apply any repayment to reduce the portion of Policy Debt that is not Preferred Policy Debt.

You must send loan repayments to our Variable Life Servicing Center. We will credit the repayments as of the date we receive them. We do not treat a Policy loan repayment as a premium payment, and a loan repayment is not subject to the premium charge.

EFFECT OF POLICY LOANS

A Policy loan affects the Policy, because we reduce the Death Proceeds and Surrender Value under the Policy by the amount of any outstanding loan plus interest you owe on the loan. Repaying the loan causes the Death Proceeds and Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan as collateral. This amount is not affected by Separate Account III's investment performance. Amounts transferred from Separate Account III as collateral will affect the Account Value because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment performance of Separate Account III.

There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding. SEE Tax Considerations.

We will notify you if the sum of your loans plus any interest you owe on the loans is more than the Account Value less applicable surrender charges, or if during the Continuation Period, the sum of your loans plus any interest you owe on the loans is more than the Account Value less any applicable surrender charges, and the Net Total Premium is less than the Continuation Amount. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may terminate.

--------------------------------------------------------------------------------
                                   TERMINATION
--------------------------------------------------------------------------------

PREMIUM TO PREVENT TERMINATION

Generally, if on a Monthly Anniversary Day, the Surrender Value of your Policy is too low to cover the monthly deduction, a Policy will be in default and a grace period will begin. In that case, we will mail you notice of the additional premium necessary to prevent your Policy from terminating. You will have a 61-day grace period from the date we mail the notice to make the required premium payment.

However, your Policy will not lapse during the Continuation Period, even if your Surrender Value is too low to cover the monthly deduction, so long as the Net Total Premium is at least equal to the Continuation Amount. At the end of the Continuation Period, you may, however, have to make an additional premium payment to keep the Policy in force. In any event, your Policy will terminate on the Maturity Date.

YOUR POLICY WILL REMAIN IN EFFECT DURING THE GRACE PERIOD

If the death of the Last Insured occurs during the grace period before you pay the required premium, the Death Proceeds will still be payable to the Beneficiary, although we will reduce the amount of the Death Proceeds by the amount of premium that would have been required to keep the Policy in force. If you have not paid the required premium before the grace period ends, your Policy will terminate. It will have no value and no benefits will be payable. However, you may reinstate your Policy under certain circumstances.

REINSTATEMENT

If you have not surrendered your Policy, you may reinstate your Policy within three years after termination, subject to compliance with certain conditions, including the payment of a necessary premium. You must also submit evidence of insurability satisfactory to us that each Insured is insurable at the same rating class used at Policy issue to determine the guaranteed maximum cost of insurance rate scale. SEE your Policy for further information.

Any termination and subsequent reinstatement of the Policy will reduce the Continuation Amounts.

--------------------------------------------------------------------------------
                       PAYMENTS AND TELEPHONE TRANSACTIONS
--------------------------------------------------------------------------------

REQUESTING PAYMENTS

You may send your written requests for payment to our Variable Life Servicing Center or give them to one of our authorized agents. We will ordinarily pay any Death Proceeds, loan proceeds or surrender or partial surrender proceeds in a lump sum within seven days after receipt at our Variable Life Servicing Center of the documents required for such a payment. Other than the Death Proceeds, which we determine as of the date of death of the Last Insured, the amount we pay is as of the end of the Valuation Period during which our Variable Life Servicing Center receives all required documents. We may pay your Death Proceeds in a lump sum or under an optional payment plan. SEE Optional Payment Plans.

Any Death Proceeds that we pay in one lump sum will include interest from the date of death of the Last Insured to the date of payment. We will pay interest at a rate we set, or a rate set by law if greater. The minimum interest rate which we may pay is 3.0%. We will not pay interest beyond one year or any longer time set by law. We will reduce Death Proceeds by any outstanding Policy Debt and any due and unpaid charges and will increase Death Proceeds by any benefits added by rider.

We may delay making a payment or processing a transfer request if:

     o the disposal or valuation of Separate Account III's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or

     o the SEC by order permits postponement of payment to protect our Policy Owners.

We also may defer making payments attributable to a check that has not cleared the bank on which it is drawn.

TELEPHONE TRANSACTIONS

You may make certain requests under the Policy by telephone provided you sent written authorization to us at our Variable Life Servicing Center. These include requests for transfers, changes in premium allocation designations, dollar-cost averaging changes and changes in the portfolio rebalancing program. Our Variable Life Servicing Center will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone, providing written confirmation of such transactions, and/or tape recording of telephone instructions. Your request for telephone transactions authorizes us to record telephone calls. If we do not follow reasonable procedures we may be liable for any losses due to unauthorized or fraudulent instructions. However, if we follow reasonable procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions.

--------------------------------------------------------------------------------
                               TAX CONSIDERATIONS
--------------------------------------------------------------------------------

FEDERAL TAX MATTERS

INTRODUCTION

This part of the Prospectus discusses the Federal income tax treatment of the Policy. The Federal income tax treatment of the Policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances.

THIS DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. It does not address all of the Federal income tax rules that may affect you and your Policy. This discussion also does not address Federal estate or gift tax consequences, or state or local tax consequences, associated with a Policy. As a result, you should always consult a tax advisor about the application of tax rules to your individual situation.

TAX STATUS OF THE POLICY

Federal income tax law generally grants favorable treatment to life insurance: the proceeds paid on the death of the Last Insured are excluded from the gross income of the Beneficiary, and the Owner is not taxed on increases in the Account Value unless amounts are distributed while the Insureds are alive. For this treatment to apply to your Policy, the premiums paid for your Policy must not exceed a limit established by the tax law. An increase or decrease in the Policy's Specified Amount may change this premium limit. Also, due to the coverage of more than one Insured under the Policy, there is some uncertainty about how this limit should be calculated. As a result, we may need to return a portion of your premiums (with earnings) and impose higher cost of insurance charges in the future.

We will monitor the premiums paid for your Policy to keep them within the tax law's limit. However, for your Policy to receive favorable tax treatment as life insurance, two other requirements must be met:

     o The investments of Separate Account III must be "adequately diversified" in accordance with Internal Revenue Service ("IRS") regulations; and

     o your right to choose particular investments for a Policy must be limited.

INVESTMENTS IN SEPARATE ACCOUNT III MUST BE DIVERSIFIED: The IRS has issued regulations that prescribe standards for determining whether the investments of Separate Account III, including the assets of the Funds in which Separate Account III invests, are "adequately diversified." If Separate Account III fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the Account Value over the premiums paid for the Policy.

Although we do not control the investments of all of the Funds (the Company only indirectly controls those of GE Investments Funds, Inc., through an affiliated company), we expect that the Funds will comply with the IRS regulations so that Separate Account III will be considered "adequately diversified."

RESTRICTIONS ON THE EXTENT TO WHICH YOU CAN DIRECT THE INVESTMENT OF ACCOUNT
VALUES: Federal income tax law limits your right to choose particular investments for the Policy. The U.S. Treasury Department stated in 1986 that it expected to issue guidance clarifying those limits, but it has not yet done so. Thus, the nature of the limits is currently uncertain. As a result, your right to allocate Account Values among the Funds may exceed those limits. If so, you would be treated as the owner of a portion of the assets of Separate Account III and thus subject to current taxation on the income and gains from those assets.

The Company does not know what limits may be set forth in any guidance that the Treasury Department may issue, or whether any such limits will apply to existing Policies. The Company therefore reserves the right to modify the Policy without your consent to attempt to prevent the tax law from considering you to own a portion of the assets of Separate Account III.

NO GUARANTEES REGARDING TAX TREATMENT: The Company makes no guarantees regarding the tax treatment of any Policy or of any transaction involving a Policy. However, the remainder of this discussion assumes that your Policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your Account Value until there is a distribution from your Policy.

TAX TREATMENT OF POLICIES -- GENERAL

DEATH PROCEEDS AND ACCOUNT VALUE INCREASES: A Policy's treatment as life insurance for Federal income tax purposes generally has the following results:

     o   Death Proceeds are excludable from the gross income of the Beneficiary.

     o You are not taxed on increases in the Account Value unless amounts are distributed from the Policy while the Insureds are alive.

     o The taxation of amounts distributed while the Insureds are alive depends upon whether your Policy is a "modified endowment contract." The term "modified endowment contract," or "MEC," is defined below.

PARTIAL AND FULL SURRENDERS AND MATURITY PROCEEDS: A partial surrender occurs when you receive less than the total amount of the Policy's Surrender Value; receipt of the entire Surrender Value is a full surrender. If your Policy is not a MEC, you will generally pay tax on the amount of a partial or full surrender only to the extent it exceeds your "investment in the contract." In a few states, a maturity value will be paid. Maturity proceeds will be taxable to the extent the amount received plus Policy Debt exceeds the investment in the contract. You will be taxed on this amount at ordinary income tax rates, not at lower capital gains tax rates. Your "investment in the contract" generally equals the total of the premiums paid for your Policy plus the amount of any loan that was includible in your income, reduced by any amounts you previously received from the Policy that you did not include in your income.

SPECIAL RULE FOR CERTAIN CASH DISTRIBUTIONS IN THE FIRST 15 POLICY YEARS: During the first 15 years after your Policy is issued, if we distribute cash to you and reduce the Death Benefit (e.g., by decreasing the Policy's Specified Amount) at the same time, you may be required to pay tax on all or part of the cash payment, even if it is less than your investment in the contract. This also may occur if we distribute cash to you up to two years before the proceeds are reduced, or if the cash payment is made in anticipation of the reduction. However, you will not be required to pay tax on more than the amount by which your Account Value exceeds your investment in the contract.

CONSIDERATIONS WHERE INSUREDS LIVE PAST AGE 100: If the Insureds survive beyond the end of the mortality table used to measure charges under the Policy, which ends at age 100, the IRS may seek to deny the tax-free treatment of the Death Proceeds and instead to tax you on the amount by which your Account Value exceeds your investment in the contract. Because in most states, the Policy continues to have insurance risk beyond age 100, for which we assess a cost of insurance charge, we believe that the proceeds will continue to be protected from taxation. Therefore, we have no current plans to withhold or report taxes in this situation.

LOANS: If your Policy is not a MEC, a loan received under a Policy (i.e., Policy
Debt) normally will be treated as your indebtedness. Hence, so long as the Policy remains in force, you will generally not be taxed on any part of a Policy loan. However, it is possible that you could have additional income for tax purposes if any of your Policy loan consists of Preferred Policy Debt. If your Policy terminates (by a full surrender or by a lapse) while the Insureds are alive, you will be taxed on the amount (if any) by which the Policy Debt plus any amount received in cash exceeds your investment in the contract.

Generally, interest paid on Policy Debt or other indebtedness related to the Policy will not be tax deductible, except in the case of certain indebtedness under a Policy covering a "key person." A tax advisor should be consulted before taking any Policy loan.

LOSS OF INTEREST DEDUCTION WHERE POLICIES ARE HELD BY OR FOR THE BENEFIT OF CORPORATIONS, TRUSTS, ETC.: If an entity (such as a corporation or a trust, not an individual) purchases a Policy or is the beneficiary of a Policy, a portion of the interest on indebtedness unrelated to the Policy may not be deductible by the entity. However, this rule does not apply to a Policy owned by an entity engaged in a trade or business which covers the life of only one individual who is:

     o   a 20% owner of the entity, or

     o   an officer, director, or employee of the trade or business,

at the time first covered by the Policy. This rule also does not apply to a Policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the Policy. Entities that are considering purchasing the Policy, or that will be Beneficiaries under a Policy, should consult a tax advisor.

OPTIONAL PAYMENT PLANS: If Death Proceeds under the Policy are paid under one of the optional payment plans, the Beneficiary will be taxed on a portion of each payment (at ordinary income tax rates). The Company will notify the Beneficiary annually of the taxable amount of each payment. However, if the Death Proceeds are held by the Company under Optional Payment Plan 4 (interest income), the Beneficiary will be taxed on the interest income as it is credited.

CHANGES AND EXCHANGES: The right to change Owners (see "Change of Owner") and changes reducing future amounts of Death Proceeds may have tax consequences depending upon the circumstances of each change. The exchange of one life insurance contract for another life insurance contract generally is not taxed (unless cash is distributed or a loan is reduced or forgiven). However, in the case of the Policy, the other life insurance contract involved in the exchange must also cover the same two Insureds. The exercise of a Policy Split Option Rider may result in the taxation of the Policy as if there were a full surrender.

SPECIAL RULES FOR MODIFIED ENDOWMENT CONTRACTS (MECS)

DEFINITION OF A "MODIFIED ENDOWMENT CONTRACT:" Special rules apply to a Policy classified as a MEC. A Policy will be classified as a MEC if either of the following is true:

     o If premiums are paid more rapidly than allowed by a "7-pay test" under the tax law. At your request, we will let you know the amount of premium that may be paid for your Policy in any year that will avoid MEC treatment under the 7-pay test.

     o   If the Policy is received in exchange for another policy that is a MEC.

Due to the coverage of more than one Insured under the Policy, there are special considerations in applying the 7-pay test. For example, a reduction in the Death Benefit at any time, such as may occur upon a partial surrender, may cause the Policy to be a MEC, resulting in the tax treatment described below applying. Also and more generally, the manner of applying the 7-pay is somewhat uncertain in the case of contracts covering more than one Insured.

TAX TREATMENT OF MECS: If a Policy is classified as a MEC, the following special rules apply:

     o A partial surrender will be taxable to you to the extent that the Account Value exceeds your investment in the contract.

     o A loan from the Policy (together with any unpaid interest included in Policy Debt), and the amount of any assignment or pledge of the Policy, will be taxed in the same manner as a partial surrender.

     o A penalty tax of 10% will be imposed on the amount of any full or partial surrender, loan and unpaid loan interest included in Policy Debt, assignment, or pledge on which you must pay tax. However, the penalty tax does not apply to a distribution made:

             (1)  after you attain age 59 1/2,

             (2) because you have become disabled, within the meaning of the tax law, or

             (3) in substantially equal periodic payments over your life or life expectancy (or over the joint lives or life expectancies of you and your beneficiary, within the meaning of the tax law).

SPECIAL RULES IF YOU OWN MORE THAN ONE MEC: All MECs that we (or any of our affiliates) issue to you within the same calendar year will be combined to determine the amount of any distribution from the Policy that will be taxable to you.

INTERPRETATIVE ISSUES: The tax law's rules relating to MECs are complex and open to considerable variation in interpretation. You should consult your tax advisor before making any decisions regarding changes in coverage under or distributions from your Policy.

INCOME TAX WITHHOLDING

We may be required to withhold and pay to the IRS a part of the taxable portion of each distribution made under a Policy. However, in many cases, the recipient may elect not to have any amounts withheld. You are responsible for payment of all taxes and early distribution penalties, regardless of whether you request that no taxes be withheld or if we do not withhold a sufficient amount of taxes. At the time you request a distribution from the Policy, we will send you forms that explain the withholding requirements.

TAX STATUS OF THE COMPANY

Under existing Federal income tax law, we do not expect to incur any Federal income tax liability on the income or gains in Separate Account III. Based upon this expectation, we do not impose a charge for

Federal income taxes. If Federal income tax law changes and we are required to pay taxes on some or all of the income and gains earned by Separate Account III, we may impose a charge for those taxes.

We may also incur state and local taxes, in addition to premium taxes for which a deduction from premiums is currently made. At present, these taxes are not significant. If there is a material change in state or local tax laws, we may impose a charge for any taxes attributable to Separate Account III.

CHANGES IN THE LAW AND OTHER CONSIDERATIONS

This discussion is based on our understanding of the Federal income tax law existing on the date of this Prospectus. Congress, the IRS, and the courts may modify these laws at any time, and may do so retroactively. Any person concerned about the tax implications of ownership of a Policy should consult a competent tax advisor.

--------------------------------------------------------------------------------
                            OTHER POLICY INFORMATION
--------------------------------------------------------------------------------

OPTIONAL PAYMENT PLANS

The Policy currently offers the following five optional payment plans as alternatives to the payment of Death Proceeds, Surrender Value, or your Account Value on the Maturity Date in a lump sum:

PLAN 1 -- INCOME FOR A FIXED PERIOD. We will make equal periodic payments for a fixed period not longer than 30 years. Payments can be annual, semi-annual, quarterly, or monthly. If the payee dies before the end of the fixed period, we will discount the amount of the remaining guaranteed payments to the date of the payee's death at a yearly rate of 3%. We will pay the discounted amount in one sum to the payee's estate unless otherwise provided.

PLAN 2 -- LIFE INCOME. We will make equal monthly payments for a guaranteed minimum period. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15, or 20 years. If the payee dies before the end of the guaranteed period, we will discount the amount of remaining payments for the minimum period at the same interest rate used to calculate the monthly income. We will pay the discounted amount in one sum to the payee's estate unless otherwise provided.

PLAN 3 -- INCOME OF A DEFINITE AMOUNT. We will make equal periodic payments of a definite amount. Payments can be annual, semi-annual, quarterly, or monthly. The amount paid each year must be at least $120 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. If the payee dies, we will pay the amount of the remaining proceeds with earned interest in one sum to the payee's estate unless otherwise provided.

PLAN 4 -- INTEREST INCOME. We will make periodic payments of interest earned from the proceeds left with us. Payments can be annual, semi-annual, quarterly or monthly and will begin at the end of the first period chosen. If the payee dies, we will pay the amount of remaining proceeds and any earned but unpaid interest in one sum to the payee's estate unless otherwise provided.

PLAN 5 -- JOINT LIFE AND SURVIVOR INCOME. We will make equal monthly payments to two payees for a guaranteed minimum of 10 years. Each payee must be at least 35 years old when payments begin.

Payments will continue as long as either payee is living. If both payees die before the end of the minimum period, we will discount the amount of the remaining payments for the 10 year period at the same interest rate used to calculate the monthly income. We will pay the discounted amount in one sum to the survivor's estate unless otherwise provided.

You may select an optional payment plan during either Insured's life in your application or by writing our Variable Life Servicing Center. We will transfer any amount left with us for payment under an optional payment plan to our General Account. Payments under an optional payment plan will not vary with the investment performance of Separate Account III because they are forms of fixed-benefit annuities. SEE Tax Treatment of Policies. Amounts allocated to an optional payment plan will earn interest at 3% compounded annually. Certain conditions and restrictions apply to payments received under an optional payment plan. For further information, please review your Policy or contact one of our authorized agents.

DIVIDENDS

The Policy is non-participating.  We will not pay dividends on the Policy.

INCONTESTABILITY

The Policy limits our right to contest the Policy as issued, as increased, or as reinstated, except for material misstatements contained in the application, a supplemental application, or a reinstatement application, after it has been in force during the lifetimes of at least one of the Insureds for a minimum period, generally for two years from the Policy Date, effective date of the increase, or the date of reinstatement. We can only contest the Policy, an increase in Specified Amount, and/or a reinstatement of the Policy if a copy of the application was attached to the Policy when issued or delivered, or was made a part of the Policy when a change in coverage or Policy reinstatement went into effect. This provision does not apply to riders that provide disability benefits.

SUICIDE EXCLUSION

If either Insured commits suicide within two years of the Policy Date, we will limit the amount of proceeds we pay under the Policy to all premiums paid, less outstanding Policy Debt and less amounts paid upon partial surrender of the Policy. We also will provide a single life policy to the surviving Insured. The single life policy will have the same Policy Date as this Policy. The rating class of the single life policy will be the rating class of the surviving Insured under this Policy. We may require increase premiums under the single life policy. The policy or policies we offer will be one offered by us or by an affiliate.

If the first Insured to die commits suicide more than two years after the Policy Date but within two years after the effective date of an increase in the Specified Amount, we will reduce the Specified Amount to the amount in effect before the increase. We will refund any monthly deductions made with respect to the increase in a lump sum to the Owner.

If the Last Insured commits suicide more than two years after the Policy Date and within two years after an increase in the Specified Amount became effective, we will reduce the Specified Amount to the amount in effect before the increase. The amount payable with respect to the increase will equal the monthly deductions that were made for that increase. The amount payable will be treated as Death Proceeds and paid to the Beneficiary under the same conditions as the initial Specified Amount.

MISSTATEMENT OF AGE OR GENDER

We will adjust the Death Benefit if you misstated either Insured's Age or gender in your application.

WRITTEN NOTICE

You should send any written notice to us at our Variable Life Servicing Center. The notice should include the Policy number and each Insured's full name. We will send any notice to the address shown in the application unless an appropriate address change form has been filed with us.

TRUSTEE

If you name a trustee as the Owner or Beneficiary of the Policy and the trustee subsequently exercises ownership rights or claims benefits thereunder, we will have no obligation to verify that a trust is in effect or that the trustee is acting within the scope of his or her authority. Payment of Policy benefits to the trustee will release us from all obligations under the Policy to the extent of the payment. When we make a payment to the trustee, we will have no obligation to ensure that such payment is applied according to the terms of the trust agreement.

OTHER CHANGES

At any time, we may make such changes in the Policy as are necessary to assure compliance at all times with the definition of life insurance prescribed by the Code.

Also, we may make changes:

     o to make the Policy, our operations, or the operation of Separate Account III conform with any law or regulation issued by any government agency to which they are subject; or

     o to reflect a change in the operation of Separate Account III, if allowed by the Policy.

Only an authorized officer of GE Capital Life has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. The President or a Vice President of GE Capital Life must sign all endorsements, amendments, or riders to be valid.

REPORTS

We maintain records and accounts of all transactions involving the Policy, Separate Account III and Policy Debt. Within 30 days after each Policy Anniversary, we will send you a report showing information about your Policy. The report will show:

     o   the Specified Amount;

     o   the Account Value in each Investment Subdivision;

     o   the Surrender Value;

     o   the Policy Debt; and

     o   the premiums paid and charges made during the Policy Year.

We also will send you an annual and a semi-annual report for each Fund underlying an Investment Subdivision to which you have allocated Account Value, as required by the 1940 Act. In addition, when you pay premiums (other than by pre-authorized checking account deduction), or if you take out a Policy loan make transfers or make partial surrenders, you will receive a written confirmation of these transactions.

CHANGE OF OWNER

You may change the Owner of the Policy by sending a written request on a form satisfactory to us to our Variable Life Servicing Center while either Insured is alive and the Policy is in force. The change will take effect the date you sign the written request, but the change will not affect any action we have taken before we receive the written request. A change of Owner does not change the Beneficiary designation.

SUPPLEMENTAL BENEFITS

We offer two additional benefit riders. We add the Policy Split Option Rider automatically to your Policy. This rider allows you to surrender this Policy in exchange for an individual policy the life on one Insured or separate individual policies on the lives of each Insured. The maximum, amount of insurance available at the time the rider is exercised on either Insured is equal to one-half the base Policy Specified Amount. There is no additional charge for this rider, but we will require evidence of insurability when you exercise this option. SEE Tax Considerations. For further information about this rider, including information on the terms to which the exchange is subject, please see your Policy.

You may elect the Four Year Term Rider. This rider protects your estate from the IRS's "contemplation of death" rules. To avoid inclusion of Policy Death Proceeds, the Insureds cannot possess any incidence of ownership in the Policy (i.e., the Policy must be owned by a trust or other third party.) However, certain situations may call for the Insureds to initially own the Policy when estate planning documents are drawn. After ownership of the Policy has been relinquished, the Insureds must live three years for the Death Proceeds to avoid estate tax inclusion. The Four Year Term Rider provides an extra amount of insurance for the first four Policy Years to cover the additional estate tax triggered if the second death occurs within the first three years. We will pay the amount payable under the rider at the death of the Last Insured. You may only elect the Four Year Term Rider at the time we issue the Policy. There is an extra charge for this rider that will be included in your monthly deduction. SEE Tax Considerations. Please see your Policy for additional information.

Additional rules and limits apply to these supplemental benefits. Please ask your authorized GE Capital Life agent for further information or contact our Variable Life Servicing Center.

USING THE POLICY AS COLLATERAL

You can assign the Policy as collateral security. You must notify us in writing if you assign the Policy. Any payments we made before the assignment will not be affected. We are not responsible for the validity of an assignment. An assignment may affect your rights and the rights of the Beneficiary.

EXCHANGES

During the first 24 Policy Months, you have the right to exchange this Policy for any other flexible adjustable joint and last survivor life Policy we or one of our affiliates offer. We will not require evidence of insurability. If you decide to make an exchange, we will notify you of the policies available for exchange and the procedures to follow. You may elect to have the amount of the new policy be either (a) or (b) where:

     (a) is the Death Benefit on the date of the exchange, and

     (b) is the Death Benefit minus Account Value on the date of exchange.

The new policy will have the same policy date, genders, issue ages and equivalent rating classes as this Policy. The new policy will include such riders and endorsements as were included in this Policy, if such riders and endorsements are available with the new policy.

The exchange is subject to an equitable adjustment in payments and Account Values to reflect variances, if any, in the payments and Account Values under the existing Policy and the new policy.

REINSURANCE

We intend to reinsure a portion of the risks assumed under the Policies.

LEGAL PROCEEDINGS

GE Capital Life, like all other companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, GE Capital Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on it or Separate Account III.

--------------------------------------------------------------------------------
                             ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

SALE OF THE POLICIES

Our licensed life insurance agents sell the Policies. These agents are also registered representatives of Capital Brokerage Corporation, the principal underwriter of the Policies, or of broker-dealers who have entered into written sales agreements with the principal underwriter. One of these affiliated broker-dealers is Terra Securities Corporation. (Capital Brokerage Corporation does business in Indiana, Minnesota, New Mexico, and Texas as GE Capital Brokerage Corporation.)

Capital Brokerage Corporation, a Washington corporation, located at 6630 W. Broad Street, Richmond, Virginia 23230, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Capital Brokerage Corporation also serves as principal underwriter for other variable life insurance and variable annuity policies we issue. However, Capital Brokerage Corporation has not retained any amounts for acting as principal underwriter of these other policies.

Our writing agents receive commissions based on a commission schedule and rules. First-year commissions depend on each Insured's Age, rating class, gender and the size of the Policy. In the first Policy Year, the agent will receive a commission of up to 85% of the maximum commissionable premium plus up to 4% of premiums paid in excess of the maximum commissionable premium. In renewal years, the agent receives up to 4% of the premiums paid.

We may pay a trail commission equal to an annual rate of .20% of Account Value after the fifth Policy Year.

Agents may also be eligible to receive certain bonuses and allowances, as well as retirement plan credits, based on commissions earned. Field management of the Company receives compensation which we may base in part on the level of agent commissions in their management units. Broker-dealers and their registered agents will receive first-year and subsequent year commissions equivalent to the total commissions and benefits received by the field management and writing agents of the Company. We do not deduct these commissions from premium payments or Account Value; we pay these commissions.

LEGAL MATTERS

The legal matters in connection with the Policy described in this Prospectus have been passed on by Patricia L. Dysart, Assistant Vice President of GE Capital Life. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on matters relating to the federal securities laws.

ACTUARIAL MATTERS

Actuarial matters included in this Prospectus have been examined by Paul Haley, Vice President and Actuary of GE Capital Life, whose opinion we filed as an exhibit to the registration statement.

FINANCIAL STATEMENTS

We did not include financial statements for Separate Account III in this prospectus because of the date of this prospectus, Separate Account III had not begun operation.

EXECUTIVE OFFICERS AND DIRECTORS

We are managed by a board of directors. The following table sets forth the name, address and principal occupations during the past five years of each of our executive officers and directors.

Item 25.  Directors and Executive Officers of GE Capital Life

Name                             Address                                   Positions and Offices with Depositor
----                             -------                                   ------------------------------------
Pamela S. Schutz                 GE Financial Assurance                    Chairperson
                                 6610 W. Broad Street
                                 Richmond, VA  23230

Barry J. Grosman                 GE Capital Life Assurance Company         President, Chief Executive Officer &
                                 of New York                               Director
                                 125 Park Avenue, 6th Floor
                                 New York, NY  10017

Marshall S. Belkin               345 Kear Street                           Director
                                 Yorktown Heights, NY  10598

Richard I. Byer                  Clark & Pope, Inc.                        Director
                                 317 Madison Avenue
                                 New York, NY  10017

Thomas W. Casey                  GE Financial Assurance                    Vice President and Chief Financial
                                 6604 W. Broad St.                         Officer
                                 Richmond, VA  23230

Stephen N. DeVos                 GE Financial Assurance                    Vice President and Investment
                                 6604 W. Broad St.                         Officer
                                 Richmond, VA  23230

Bernard M. Eiber                 55 Northern Blvd.                         Director
                                 Room 302
                                 Great Neck, NY  11021

Jerry S. Handler                 Handro Properties                         Director
                                 151 West 40th St.
                                 New York, NY  10018

Gerald A. Kaufman                33 Walt Whitman Rd., Suite 233            Director
                                 Huntrington Station, NY  11746

Donita King                      GE Financial Assurance                    Senior Vice President, General
                                 6610 W. Broad Street                      Counsel & Secretary
                                 Richmond, VA  23230

Leon E. Roday                    GE Financial Assurance                    Senior Vice President
                                 6604 West Broad St.
                                 Richmond, VA  23230

A. Louis Parker                  GEFA Benefit Services                     Director
                                 4850 Street Road
                                 Trevose, PA  19049

Isidore Sapir             Granit Apartments at the Granit           Director
                          Apt. 756, P.O. Box 657
                          Kernonkson, NY  12446

Thomas A. Skiff           GE Financial Assurance                    Director
                          1650 Los Gamos Dr.
                          San Rafael, CA  94903

Steven A. Smith           First Colony Life                         Director
                          700 Main Street
                          Lynchburg, VA  24505

Geoffrey S. Stiff         GE Financial Assurance                    Director
                          6610 W. Broad St.
                          Richmond, VA  23230

OTHER INFORMATION

We have filed a Registration Statement with the SEC, under the Securities Act of 1933 as amended, for the Policies being offered here. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about Separate Account III, the Company, and the Policies offered. Statements in this Prospectus about the content of Policies and other legal instruments are summaries. For the complete text of those Policies and instruments, please refer to those documents as filed with the SEC and available on the SEC's website at http://www.sec.gov.

--------------------------------------------------------------------------------
                           HYPOTHETICAL ILLUSTRATIONS
--------------------------------------------------------------------------------

To show you how the Policy works, we have included some hypothetical illustrations for a Policy issued to a male Insured, age 55, and a female Insured, age 55. These illustrations show how Account Values, Surrender Values, and death benefits under the two Death Benefit options available under a Policy vary over time assuming the following:

     o The initial and planned premium of each illustration are allocated completely to Separate Account III and remain there over the entire period:

     o The Insureds both qualify for the Preferred No Nicotine Use classification;

     o   There are no withdrawals and no supplemental benefits;

     o   There is no Policy Debt; and

     o The portfolios earn gross (that is, before deductions for investment management fees and other operating expenses of the portfolios) annual rates of return of 0%, 6%, and 12%.

It is important to understand that the illustrations assume a level rate of return for all years. The values of your Policy would be different from those shown if the hypothetical returns averaged 0%, 6%, or 12% but fluctuated over and under those averages for the years shown.

The illustrations reflect an average annual charge of 0.78% of the average daily net assets of the portfolios for investment management fees and other operating expenses. We calculated these fees based on an average of the expense ratios of each of the portfolios (in some cases, we estimated those fees) for the latest year of operations. The average daily charge for the portfolio expenses reflects voluntary expense agreements between certain of the portfolios and their investment managers. These expense agreements could terminate at any time. SEE "Portfolio Annual Expense Table." If these agreements terminate, the values shown on the following pages would be less.

The illustrations reflect a premium charge, the .70% mortality and expense risk charge to Separate Account III, and the monthly deduction. The monthly deduction is taken from the Policy Account Value each month. The monthly deduction illustrated consists of the cost of insurance charge, the policy charge of $5, and an expense charge of up to $0.20 per $1,000 of initial Specified Amount. Our current charges and the maximum charges we have a contractual right to charge are reflected in separate illustrations on the following pages. SEE "Charges and Deductions." After deduction of estimated portfolio expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return for the Investment Subdivisions of -1.48%, 4.52% and 10.52%, respectively.

All of the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against Separate Account III. To produce after tax returns of 0%, 6%, or 12% if we were to make such charges in the future, Separate Account III would have to earn a sufficient amount in excess of 0%, 6%, or 12% to cover any tax charges. The Surrender Values shown in the illustrations reflect the fact that we deduct a Surrender Charge for the first 11 Policy Years (and for 11 Policy Years after you increase the Specified Amount). SEE "Charges and Deductions."

Each illustration also has a column labeled "Premiums Accumulated at 5% Interest Per Year." This column shows the amount that would accumulate if the premium payments were invested to earn interest, after taxes, of 5% per year, compounded annually.

Upon request, we will furnish you a personalized illustration based upon the proposed Insureds' circumstances. Such illustrations will reflect the current cost of insurance charges and the guaranteed maximum cost of insurance charges, and may assume different hypothetical rates of return than those shown in the following illustrations.

The investment rates of return we have chosen to use in the illustrations are hypothetical only, and you should understand that they do not represent actual past or future rates of return. The actual rates of return under a Policy may be more or less than the hypothetical rates of return in the illustrations.

FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE


Male Issue Age 55 Preferred No Nicotine Use                     Initial Specified Amount                         $250,000
Female Issue Age 55 Preferred No Nicotine Use                   Initial Premium and Planned
Death Benefit Option A                                          Premium (Payable Annually) (1)
                                                                                                                   $5,100
                                  0% ASSUMED HYPOTHETICAL           6% ASSUMED HYPOTHETICAL          12% ASSUMED HYPOTHETICAL
                                  GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT
              PREMIUMS              RETURN WITH MAXIMUM               RETURN WITH MAXIMUM               RETURN WITH MAXIMUM
   END      ACCUMULATED               CHARGES (2)(3)                   CHARGES (2)(3)                   CHARGES (2)(3)
   OF          AT 5%       --------------------------------   -------------------------------    ---------------------------------
 POLICY       INTEREST     SURRENDER    ACCOUNT     DEATH     SURRENDER    ACCOUNT      DEATH     SURRENDER    ACCOUNT     DEATH
  YEAR        PER YEAR       VALUE        VALUE     BENEFIT     VALUE        VALUE      BENEFIT     VALUE        VALUE     BENEFIT
  ----        --------       -----        -----     -------     -----        -----      -------     -----        -----     -------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10
   15
   20
   25
   30
   35

* Premium in addition to the planned premium is required to keep the Policy in effect.

(1) The values illustrated assume that the planned premium of $______ is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Account Value.

(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be viewed as a representation of past or future investment rates of return.

Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the Investment Subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.48%, 4.52% and 10.52%. The Surrender Values, Account Values, and Death Benefit for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, and 12% over a period of years, but varied above or below that average for individual Policy Years during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE


Male Issue Age 55 Preferred No Nicotine Use                     Initial Specified Amount                         $250,000
Female Issue Age 55 Preferred No Nicotine Use                   Initial Premium and Planned
Death Benefit Option A                                          Premium (Payable Annually) (1)
                                                                                                                   $5,100
                                  0% ASSUMED HYPOTHETICAL           6% ASSUMED HYPOTHETICAL          12% ASSUMED HYPOTHETICAL
                                  GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT
              PREMIUMS              RETURN WITH MAXIMUM               RETURN WITH MAXIMUM               RETURN WITH MAXIMUM
   END      ACCUMULATED               CHARGES (2)(3)                   CHARGES (2)(3)                   CHARGES (2)(3)
   OF          AT 5%       --------------------------------   -------------------------------    ---------------------------------
 POLICY       INTEREST     SURRENDER    ACCOUNT     DEATH     SURRENDER    ACCOUNT      DEATH     SURRENDER    ACCOUNT     DEATH
  YEAR        PER YEAR       VALUE        VALUE     BENEFIT     VALUE        VALUE      BENEFIT     VALUE        VALUE     BENEFIT
  ----        --------       -----        -----     -------     -----        -----      -------     -----        -----     -------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10
   15
   20
   25
   30
   35

(1) The values illustrated assume that the planned premium of $_____ is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Account Value.

(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life anticipates deducting these charges for the foreseeable future, these charges are not guaranteed and could be raised at the discretion of GE Life & Annuity. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

       We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be viewed as a representation of past or future investment rates of return.

       Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the investment subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.48%, 4.52% and 10.52%The Surrender Values, Account Values, and Death Benefit for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, and 12% over a period of years, but varied above or below that average for individual Policy Years during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE


Male Issue Age 55 Preferred No Nicotine Use                     Initial Specified Amount                         $250,000
Female Issue Age 55 Preferred No Nicotine Use                   Initial Premium and Planned
Death Benefit Option B                                          Premium (Payable Annually) (1)                     $3,800

                                  0% ASSUMED HYPOTHETICAL           6% ASSUMED HYPOTHETICAL          12% ASSUMED HYPOTHETICAL
                                  GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT
              PREMIUMS              RETURN WITH MAXIMUM               RETURN WITH MAXIMUM               RETURN WITH MAXIMUM
   END      ACCUMULATED               CHARGES (2)(3)                   CHARGES (2)(3)                   CHARGES (2)(3)
   OF          AT 5%       --------------------------------   -------------------------------    ---------------------------------
 POLICY       INTEREST     SURRENDER    ACCOUNT     DEATH     SURRENDER    ACCOUNT      DEATH     SURRENDER    ACCOUNT     DEATH
  YEAR        PER YEAR       VALUE        VALUE     BENEFIT     VALUE        VALUE      BENEFIT     VALUE        VALUE     BENEFIT
  ----        --------       -----        -----     -------     -----        -----      -------     -----        -----     -------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10
   15
   20
   25
   30
   35

* Premium in addition to the planned premium is required to keep the Policy in effect.

(l) The values illustrated assume that the planned premium of $_____ is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Account Value.

(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be viewed as a representation of past or future investment rates of return.

Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the investment subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.48%, 4.52% and 10.52%. The Surrender Values, Account Values, and Death Benefit for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, and 12% over a period of years, but varied above or below that average for individual Policy Years during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE


Male Issue Age 55 Preferred No Nicotine Use                     Initial Specified Amount                         $250,000
Female Issue Age 55 Preferred No Nicotine Use                   Initial Premium and Planned
Death Benefit Option B                                          Premium (Payable Annually) (1)                     $3,800

                                  0% ASSUMED HYPOTHETICAL           6% ASSUMED HYPOTHETICAL          12% ASSUMED HYPOTHETICAL
                                  GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT
              PREMIUMS              RETURN WITH MAXIMUM               RETURN WITH MAXIMUM               RETURN WITH MAXIMUM
   END      ACCUMULATED               CHARGES (2)(3)                   CHARGES (2)(3)                   CHARGES (2)(3)
   OF          AT 5%       --------------------------------   -------------------------------    ---------------------------------
 POLICY       INTEREST     SURRENDER    ACCOUNT     DEATH     SURRENDER    ACCOUNT      DEATH     SURRENDER    ACCOUNT     DEATH
  YEAR        PER YEAR       VALUE        VALUE     BENEFIT     VALUE        VALUE      BENEFIT     VALUE        VALUE     BENEFIT
  ----        --------       -----        -----     -------     -----        -----      -------     -----        -----     -------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10
   15
   20
   25
   30
   35

(1) The values illustrated assume that the planned premium of $___________ is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Account Value.

(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life anticipates deducting these charges for the foreseeable future, these charges are not guaranteed and could be raised at the discretion of GE Capital Life. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be viewed as a representation of past or future investment rates of return.

Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the Investment Subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.48%, 4.52% and 10.52%. The Surrender Values, Account Values, and Death Benefit for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, and 12% over a period of years, but varied above or below that average for individual Policy Years during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE


Male Issue Age 55 Preferred No Nicotine Use                     Initial Specified Amount                         $1,000,000
Female Issue Age 55 Preferred No Nicotine Use                   Initial Premium and Planned
Death Benefit Option A                                          Premium (Payable Annually) (1)                     $19,400

                                  0% ASSUMED HYPOTHETICAL           6% ASSUMED HYPOTHETICAL          12% ASSUMED HYPOTHETICAL
                                  GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT
              PREMIUMS              RETURN WITH MAXIMUM               RETURN WITH MAXIMUM               RETURN WITH MAXIMUM
   END      ACCUMULATED               CHARGES (2)(3)                   CHARGES (2)(3)                   CHARGES (2)(3)
   OF          AT 5%       --------------------------------   -------------------------------    ---------------------------------
 POLICY       INTEREST     SURRENDER    ACCOUNT     DEATH     SURRENDER    ACCOUNT      DEATH     SURRENDER    ACCOUNT     DEATH
  YEAR        PER YEAR       VALUE        VALUE     BENEFIT     VALUE        VALUE      BENEFIT     VALUE        VALUE     BENEFIT
  ----        --------       -----        -----     -------     -----        -----      -------     -----        -----     -------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10
   15
   20
   25
   30
   35

* Premium in addition to the planned premium is required to keep the Policy in effect.

(1) The values illustrated assume that the planned premium of $_____ is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Account Value.

(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than these shown.

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be viewed as a representation of past or future investment rates of return.

Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the Investment Subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.48%, 4.52% and 10.52%. The Surrender Values, Account Values, and Death Benefit for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, and 12% over a period of years, but varied above or below that average for individual Policy Years during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE


Male Issue Age 55 Preferred No Nicotine Use                     Initial Specified Amount                         $1,000,000
Female Issue Age 55 Preferred No Nicotine Use                   Initial Premium and Planned
Death Benefit Option B                                          Premium (Payable Annually) (1)                     $19,400

                                  0% ASSUMED HYPOTHETICAL           6% ASSUMED HYPOTHETICAL          12% ASSUMED HYPOTHETICAL
                                  GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT
              PREMIUMS              RETURN WITH MAXIMUM               RETURN WITH MAXIMUM               RETURN WITH MAXIMUM
   END      ACCUMULATED               CHARGES (2)(3)                   CHARGES (2)(3)                   CHARGES (2)(3)
   OF          AT 5%       --------------------------------   -------------------------------    ---------------------------------
 POLICY       INTEREST     SURRENDER    ACCOUNT     DEATH     SURRENDER    ACCOUNT      DEATH     SURRENDER    ACCOUNT     DEATH
  YEAR        PER YEAR       VALUE        VALUE     BENEFIT     VALUE        VALUE      BENEFIT     VALUE        VALUE     BENEFIT
  ----        --------       -----        -----     -------     -----        -----      -------     -----        -----     -------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10
   15
   20
   25
   30
   35

(1) The values illustrated assume that the planned premium of $____________ is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Account Value.

(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life anticipates deducting these charges for the foreseeable future, these charges are not guaranteed and could be raised at the discretion of GE Capital Life. Accordingly, even if the assumed hypothetical gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be viewed as a representation past or future investment rates of return.

Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the Investment Subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.48%, 4.52% and 10.52%. The Surrender Values, Account Values, and Death Benefit for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, and 12% over a period of years, but varied above or below that average for individual Policy Years during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE


Male Issue Age 55 Preferred No Nicotine Use                     Initial Specified Amount                         $1,000,000
Female Issue Age 55 Preferred No Nicotine Use                   Initial Premium and Planned
Death Benefit Option B                                          Premium (Payable Annually) (1)                     $14,600

                                  0% ASSUMED HYPOTHETICAL           6% ASSUMED HYPOTHETICAL          12% ASSUMED HYPOTHETICAL
                                  GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT
              PREMIUMS              RETURN WITH MAXIMUM               RETURN WITH MAXIMUM               RETURN WITH MAXIMUM
   END      ACCUMULATED               CHARGES (2)(3)                   CHARGES (2)(3)                   CHARGES (2)(3)
   OF          AT 5%       --------------------------------   -------------------------------    ---------------------------------
 POLICY       INTEREST     SURRENDER    ACCOUNT     DEATH     SURRENDER    ACCOUNT      DEATH     SURRENDER    ACCOUNT     DEATH
  YEAR        PER YEAR       VALUE        VALUE     BENEFIT     VALUE        VALUE      BENEFIT     VALUE        VALUE     BENEFIT
  ----        --------       -----        -----     -------     -----        -----      -------     -----        -----     -------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10
   15
   20
   25
   30
   35

* Premium in addition to the planned premium is required to keep the Policy in effect.

(1) The values illustrated assume that the planned premium of $_____ is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Account Value.

(3) The values and benefits are shown using the maximum expense charges and cost of insurance rates allowable under the Policy. Accordingly, if the assumed hypothetical gross annual investment return were earned, the values and benefits of an actual Policy with the listed specifications could never be less than those shown, and in some cases may be greater than those shown.

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be viewed as a representation of past or future investment rates of return.

Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the Investment Subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.48%, 4.52% and 10.52%%. The Surrender Values, Account Values, and Death Benefit for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, and 12% over a period of years, but varied above or below that average for individual Policy Years during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR VARIABLE LIFE INSURANCE


Male Issue Age 55 Preferred No Nicotine Use                     Initial Specified Amount                         $1,000,000
Female Issue Age 55 Preferred No Nicotine Use                   Initial Premium and Planned
Death Benefit Option B                                          Premium (Payable Annually) (1)                     $14,600

                                  0% ASSUMED HYPOTHETICAL           6% ASSUMED HYPOTHETICAL          12% ASSUMED HYPOTHETICAL
                                  GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT           GROSS ANNUAL INVESTMENT
              PREMIUMS              RETURN WITH MAXIMUM               RETURN WITH MAXIMUM               RETURN WITH MAXIMUM
   END      ACCUMULATED               CHARGES (2)(3)                   CHARGES (2)(3)                   CHARGES (2)(3)
   OF          AT 5%       --------------------------------   -------------------------------    ---------------------------------
 POLICY       INTEREST     SURRENDER    ACCOUNT     DEATH     SURRENDER    ACCOUNT      DEATH     SURRENDER    ACCOUNT     DEATH
  YEAR        PER YEAR       VALUE        VALUE     BENEFIT     VALUE        VALUE      BENEFIT     VALUE        VALUE     BENEFIT
  ----        --------       -----        -----     -------     -----        -----      -------     -----        -----     -------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10
   15
   20
   25
   30
   35

(l) The values illustrated assume that the planned premium of $__________ is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) The values and benefits are as of the end of the year shown. They assume that no Policy loans or withdrawals have been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Account Value.

(3) The values and benefits are shown using the expense charges and cost of insurance rates currently in effect. Although GE Capital Life anticipates deducting these charges for the foreseeable future, these charges are not guaranteed and could be raised at the discretion of GE Capital Life. Accordingly, even if the assumed hypothetical Gross annual investment return were earned, the values and benefits under an actual Policy with the listed specifications may be less than those shown if the cost of insurance charges were increased.

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be viewed as a representation past or future investment rates of return.

Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the Investment Subdivisions. The gross hypothetical investment rates of return of 0%, 6%, and 12% shown above correspond to net annual rates of -1.48%, 4.52% and 10.52%. The Surrender Values, Account Values, and Death Benefit for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, and 12% over a period of years, but varied above or below that average for individual Policy Years during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

Financials will be added by Pre-Effective Amendment.

--------------------------------------------------------------------------------
                                     PART II
--------------------------------------------------------------------------------

                                OTHER INFORMATION

UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

Section 722 of the Code of New York, in brief, allow a corporation to indemnify any person made party to a proceeding because such person is or was a director, officer, employee, or agent of the corporation, against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he believed that (a) in the case of conduct in his official capacity with the corporation, his conduct was in its best interests; and (b) in all other cases, his conduct was at least not opposed to the corporation's best interests and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director, officer, employee, or agent of the corporation did not meet the standard of conduct described. A corporation may not indemnify a director, officer, employee, or agent of the corporation in connection with a proceeding by or in the right of the corporation, in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person, whether or not involving action in his official capacity, in which such person was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under these sections of the Code of New York in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

Article VIII, Section 1 of the By-Laws of GE Capital Life Assurance Company of New York further provides that:

(a) The Corporation may indemnify any person, made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the Corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other Corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the Corporation, or served such other Corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including fines, amounts paid in settlement and reasonable expenses, including attorney's fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonable believed to be in, or, in the case of service for any other

Corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

(b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other Corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation or that he had reasonable cause to believe that his conduct was unlawful.

(c) A Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other Corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in or in the case of service for other Corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to the best interests of the Corporation, except that no indemnification under this paragraph shall be made in respect of
(1) a threatened action or a pending action which is settled or otherwise disposed of or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement and expenses as the court deems proper.

(d) For the purpose of this section, the Corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the Corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provision, or otherwise under circumstances where the burden of proof set forth in Section 11(b) of the Act has not been sustained, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

         GE Capital Life hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GE Capital Life.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following Papers and Documents:

         The facing sheet.
         The prospectus consisting of ___ pages.
         The undertaking to file reports.
         The Rule 484 undertaking.
         Representation pursuant to Section 26(e)(2)(A).
         The signatures.
         Written consents of the following persons:

         (a)      Patricia L. Dysart, Esq.

         (b)      Sutherland Asbill & Brennan LLP

         (c)      Paul A. Haley, F.S.A.

         (d)      KPMG LLP.


         The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

(b)  Exhibits

1 A. (1)(a)       Resolution of Board of Directors of GE Capital Life Assurance
                  Company of New York ("GE Capital Life") authorizing the establishment of the GE Capital Life Separate Account III (the
                  "Separate Account"). 5/

1 A. (1)(b)       Resolution of Board of Directors of GE Capital Life Assurance
                  Company of New York ("GE Capital Life") authorizing the establishment of investment subdivisions of the Separate
                  Account investing in shares of 43 investment subdivisions/subaccounts. 5/

1 A. (2)          Not Applicable.

1 A. (3) Underwriting Agreement between GE Capital Life and Capital Brokerage Corporation. 2/

1 A. (3)(a)       Dealer Sales Agreement. 2/

1 A. (4)          None.

1 A. (5)(a)       Form of Policy, PNY1255. 5/

1 A. (5)(b)       Endorsements/Riders to Policy Form

1 A. (5)(b)(i)    Policy Split Option Rider, NY4473 12/99 5/

1 A. (5)(b)(ii)   Joint Life Level Term Insurance Rider, NY4474 12/99 5/

1 A. (6)(a)       Certificate of Incorporation of GE Capital Life. 1/
1 A. (6)(b)       By-Laws of GE Capital Life. 1/

1 A. (7)          Not Applicable.

1 A. (8)(a)       Form of Participation Agreement regarding Alger American Fund.
                  2/

1 A. (8)(b)       Form of Participation Agreement regarding Federated Insurance
                  Series. 2/

1 A. (8)(c)       Form of Participation Agreement regarding GE Investments
                  Funds, Inc. 2/

1 A. (8)(d)       Form of Participation Agreement regarding Janus Aspen Series.
                  2/

1 A. (8)(e)(i)    Amendment to Participation Agreement regarding Janus Aspen
                  Series. 6/

1 A. (8)(f)       Form of Participation Agreement regarding Oppenheimer Variable
                  Account Funds. 2/

1 A. (8)(g)       Form of Participation Agreement regarding PBHG Insurance
                  Series Fund. 2/

1 A. (8)(h)       Form of Participation Agreement regarding Variable Insurance
                  Products Fund. 2/

1 A. (8)(i)       Form of Participation Agreement regarding Variable Insurance
                  Products Fund II. 2/

1 A. (8)(j)       Form of Participation Agreement regarding Variable Insurance
                  Products Fund III. 2/

1 A. (8)(k)       Form of Participation Agreement regarding Goldman Sachs
                  Variable Insurance Trust. 2/

1 A. (8)(l)       Form of Participation Agreement regarding Salomon Brothers
                  Variable Series Fund. 4/


1 A. (9)          Opinion and Consent of Counsel. 6/

1 A. (10)         Form of Individual Policy Application. 6/

2.                Opinion and Consent of Patricia L. Dysart, Esq. 6/

3.(a)             Consent of Sutherland, Asbill & Brennan LLP. 6/
3.(b)             Consent of Independent Auditors. 6/

4.                Not Applicable.

5.                Not Applicable.

6.                Opinion and Consent of Paul A. Haley, F.S.A. 6/

7. Consolidated memorandum describing certain procedures filed pursuant to Rule 6e-2(b)(12)(ii) and Rule
                  6e-3(T)(b)(12)(iii). 6/

8.(a)             Power of Attorney, April 1997. 1/
8.(b)             Power of Attorney, April 1999. 5/


1/ Incorporated herein by reference to initial filing of the registration statement on Form N-4, File No. 333-39955, filed with the Securities and Exchange Commission on September 10, 1997.

2/ Incorporated herein by reference to pre-effective 1 of the registration statement on Form N-4, File No. 333-39955, filed with the Securities and Exchange Commission on May 13, 1998.

3/ Incorporated herein by reference to post-effective 1 filing of the registration statement on Form N-4, File No. 333-39955, filed with the Securities and Exchange Commission on March 1, 1999.

4/ Incorporated herein by reference to post-effective 2 filing of the registration statement on Form N-4, File No. 333-39955, filed with the Securities and Exchange Commission on April 30 1999.

5/       Incorporated herein.

6/       To be filed by pre-effective amendment.

-------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, GE Capital Life Separate Account III has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York in the State of New York, on the 21st day of March, 2000.


                               GE Capital Life Separate Account III
                               ------------------------------------
                                        (Registrant)


                               By: GE Capital Life Assurance Company of New York
                                            (Depositor)


                                   By:  /s/ Patricia L. Dysart
                                       ---------------------------
                                   Title: Assistant Vice President
                                         -------------------------

Attest:

/s/ Laura C. Deusebio
--------------------------
Name


                               By: GE Capital Life Assurance Company of New York
                                            (Depositor)



                                   By:  /s/ Patricia L. Dysart
                                       ---------------------------
                                   Title: Assistant Vice President
Attest:                                  -------------------------

/s/ Laura C. Deusebio
--------------------------
Name

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Directors and Officers of GE Capital Life
Signature                               Title                                              Date
---------                               -----                                              ----


 /s/ Pamela S. Schutz                   Chairperson                                       3/21/00
---------------------
Pamela S. Schutz


 /s/ Barry J. Grosman                   President, Chief Executive Officer                3/21/00
----------------------                  &  Director
Barry J. Grosman


 /s/ Marshall S. Belkin                 Director                                          3/21/00
-----------------------
Marshall S. Belkin


 /s/ Richard I. Byer                    Director                                          3/21/00
--------------------
Richard I. Byer


 /s/ Thomas W. Casey                    Vice President and Chief Financial Officer        3/21/00
--------------------
Thomas W. Casey


 /s/ Stephen N. DeVos                   Vice President and Investment Officer             3/21/00
---------------------
Stephen N. DeVos


 /s/ Bernard M. Eiber                   Director                                          3/21/00
---------------------
Bernard M. Eiber


 /s/ Jerry S. Handler                   Director                                          3/21/00
---------------------
Jerry S. Handler


 /s/ Gerald A. Kaufman                  Director                                          3/21/00
----------------------
Gerald A. Kaufman

 /s/ Donita King              Senior Vice President, General Counsel & Secretary          3/21/00
----------------              & Secretary
Donita King


 /s/ Leon E. Roday            Senior Vice President                                       3/21/00
------------------
Leon E. Roday


 /s/ A. Louis Parker          Director                                                    3/21/00
--------------------
A. Louis Parker


 /s/ Isidore Sapir            Director                                                    3/21/00
--------------------
Isidore Sapir


 /s/ Thomas A. Skiff          Director                                                    3/21/00
--------------------
Thomas A. Skiff


 /s/ Steven A. Smith          Director                                                    3/21/00
--------------------
Steven A. Smith


 /s/ Geoffrey S. Stiff        Director                                                    3/21/00
----------------------
Geoffrey S. Stiff

By /s/ Patricia L. Dysart, pursuant to Power of Attorney executed on April 25, 1999.

                                  Exhibit List
                                  ------------

  1 A (1)(a)        Resolution of Board of Directors of GE Capital Life
                    Assurance Company of New York ("GE Capital Life") authorizing the establishment of the GE Capital Life
                    Separate Account III (the "Separate Account").

   1 A (1)(c)       Resolution of Board of Directors of GE Capital Life
                    Assurance Company of New York ("GE Capital Life") authorizing the establishment of investment subdivisions of the Separate Account investing in shares of 43 investment subdivisions/subaccounts.

   1 A (5)(a)       Form of Policy

   1 A (5)(b)(i)    Policy Split Option Rider

   1 A (5)(b)(ii)   Joint Life Level Term Insurance Rider

   8 (b)            Power of Attorney, April 1999